SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2021
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
01/01/2021 to 06/30/2021	8
01/01/2020 to 06/30/2020	9
Statement of Value Added	10
Consolidated Financial Statements
Balance Sheet – Assets	11
Balance Sheet - Liabilities	12
Statement of Income	14
Statement of Comprehensive Income	16
Statement of Cash Flows	17
Statement of Changes in Shareholders’ Equity
01/01/2021 to 06/30/2021	19
01/01/2020 to 06/30/2020	20
Statement of Value Added	21
Comments on the Company’s Consolidated Performance
Notes to the quarterly financial information	22
Comments on the Performance of Business Projections
Reports and Statements
Unqualified Independent Auditors’ Review Report	74
Opinion of the Supervisory Board or Equivalent Body
Opinion or Summary Report, if any, of the Audit Committee (statutory or otherwise)
Officers Statement on the Financial Statements
Officers Statement on Auditor’s Report

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Company Information / Capital Breakdown

Number of Shares (Units)	Current quarter 06/30/2021
Paid-in Capital
Common	1,387,524,047
Preferred	0
Total	1,387,524,047
Treasury Shares
Common	7,409,500
Preferred	0
Total	7,409,500

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Parent Company Financial Statements / Balance Sheet - Assets (R$ thousand)

Code	Description	Current Quarter 06/30/2021	Previous Year 12/31/2020
1	Total Assets	56,580,993	53,196,550
1.01	Current assets	14,632,915	14,879,594
1.01.01	Cash and cash equivalents	3,611,770	4,647,125
1.01.02	Financial investments	3,561,255	3,780,891
1.01.02.01	Financial investments measured a fair value through profit or loss	3,159,021	3,305,109
1.01.02.01.03	Financial investments measured a fair value through profit or loss – Usiminas’ shares	3,159,021	3,305,109
1.01.02.03	Financial investments at amortized cost	402,234	475,782
1.01.03	Trade receivables	1,855,694	1,549,703
1.01.04	Inventory	4,635,038	3,014,446
1.01.06	Recoverable taxes	478,974	1,381,853
1.01.08	Other current assets	490,184	505,576
1.01.08.03	Others	490,184	505,576
1.01.08.03.02	Prepaid expenses	139,163	94,782
1.01.08.03.03	Dividends receivable	253,814	329,413
1.01.08.03.04	Others	97,207	81,381
1.02	Non-current assets	41,948,078	38,316,956
1.02.01	Long-term assets	9,011,235	8,406,417
1.02.01.03	Financial investments at amortized cost	118,790	123,409
1.02.01.07	Deferred taxes assets	4,145,519	3,799,707
1.02.01.10	Other non-current assets	4,746,926	4,483,301
1.02.01.10.03	Recoverable taxes	712,063	738,431
1.02.01.10.04	Judicial deposits	228,396	221,016
1.02.01.10.05	Prepaid expenses	92,070	99,834
1.02.01.10.06	Receivable from related parties	2,177,521	1,907,877
1.02.01.10.07	Others	1,536,876	1,516,143
1.02.02	Investments	25,722,679	19,546,493
1.02.02.01	Equity interest	25,578,883	19,401,494
1.02.02.02	Investment Property	143,796	144,999
1.02.03	Property, plant and equipment	7,164,009	10,315,724
1.02.03.01	Property, plant and equipment in operation	6,435,850	8,598,597
1.02.03.02	Right of use in leases	18,181	64,659
1.02.03.03	Property, plant and equipment in progress	709,978	1,652,468
1.02.04	Intangible assets	50,155	48,322

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Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

Parent Company Financial Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current Quarter 06/30/2021	Previous Year 12/31/2020
2	Total Liabilities	56,580,993	53,196,550
2.01	Current liabilities	11,692,055	10,756,084
2.01.01	Payroll and related taxes	171,868	138,761
2.01.02	Trade payables	4,445,459	4,133,089
2.01.03	Tax payables	321,151	289,095
2.01.04	Borrowings and financing	3,692,276	3,858,493
2.01.05	Other payables	3,016,957	2,302,188
2.01.05.02	Others	3,016,957	2,302,188
2.01.05.02.04	Dividends and interests on shareholder´s equity	1,423	901,983
2.01.05.02.05	Advances from clients	191,611	196,595
2.01.05.02.06	Trade payables – Forfaiting and Drawee risk	2,190,459	623,861
2.01.05.02.07	Lease liabilities	6,947	26,546
2.01.05.02.08	Other payables	626,517	553,203
2.01.06	Provisions	44,344	34,458
2.01.06.01	Provision for tax, social security, labor and civil risks	44,344	34,458
2.02	Non-current liabilities	23,172,245	32,527,015
2.02.01	Borrowings and financing	15,331,433	24,423,753
2.02.02	Other payables	340,480	771,292
2.02.02.02	Others	340,480	771,292
2.02.02.02.03	Lease liabilities	13,133	40,561
2.02.02.02.04	Derivative financial instruments	73,268	97,535
2.02.02.02.05	Trade payables	45,550	376,753
2.02.02.02.06	Other payables	208,529	256,443
2.02.04	Provisions	7,500,332	7,331,970
2.02.04.01	Provision for tax, social security, labor and civil risks	357,119	401,157
2.02.04.02	Other provisions	7,143,213	6,930,813
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	185,640	229,524
2.02.04.02.04	Pension and healthcare plan	758,426	758,426
2.02.04.02.05	Provision for losses on investments	6,199,147	5,942,863
2.03	Shareholders’ equity	21,716,693	9,913,451
2.03.01	Paid-up capital	6,040,000	6,040,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Earnings reserves	5,824,350	5,824,350
2.03.04.01	Legal reserve	468,291	468,291
2.03.04.02	Statutory reserve	5,414,323	5,414,323
2.03.04.09	Treasury shares	(58,264)	(58,264)
2.03.05	Accumulated earnings (losses)	10,205,786	-
2.03.08	Other comprehensive income	(386,163)	(1,983,619)

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Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

Parent Company Financial Statements / Statement of Income
(R$ thousand)
Code	Description	Current Quarter 04/01/2021 to 06/30/2021	Year to date 01/01/2021 to 06/30/2021	Same quarter previous year 04/01/2020 to 06/30/2020	YTD previous year01/01/2020 to 06/30/2020
3.01	Revenues from sale of goods and rendering of services	6,278,019	11,651,298	2,850,011	5,881,320
3.02	Costs from sale of goods and rendering of services	(4,044,092)	(7,734,001)	(2,523,455)	(5,301,835)
3.03	Gross profit	2,233,927	3,917,297	326,556	579,485
3.04	Operating (expenses)/income	2,344,866	5,647,796	(635,456)	(1,898,368)
3.04.01	Selling expenses	(139,576)	(306,788)	(163,923)	(326,162)
3.04.02	General and administrative expenses	(59,784)	(117,475)	(60,932)	(111,124)
3.04.04	Other operating income	133,525	2,665,102	289,980	364,827
3.04.05	Other operating expenses	(161,151)	(554,798)	(953,305)	(1,487,943)
3.04.06	Equity in results of affiliated companies	2,571,852	3,961,755	252,724	(337,966)
3.05	Income before financial income (expenses) and taxes	4,578,793	9,565,093	(308,900)	(1,318,883)
3.06	Financial income (expenses)	128,760	538,248	771,885	420,713
3.06.01	Financial income	796,765	1,376,103	91,596	144,972
3.06.02	Financial expenses	(668,005)	(837,855)	680,289	275,741
3.06.02.01	Net exchange differences over financial instruments	(331,205)	(159,201)	513,006	1,444,022
3.06.02.02	Financial expenses	(336,800)	(678,654)	167,283	(1,168,281)
3.07	Income before income taxes	4,707,553	10,103,341	462,985	(898,170)
3.08	Income tax and social contribution	258,218	102,445	(117,807)	(117,503)
3.09	Net incomefrom continued operations	4,965,771	10,205,786	345,178	(1,015,673)
3.11	Net income for the year	4,965,771	10,205,786	345,178	(1,015,673)
3.99	Earnings per share – (Reais / Share)	-	-	-	-
3.99.01	Basic earnings per share	-	-	-	-
3.99.01.01	Common shares	3.5981	7.3949	0.2501	- 0.7359
3.99.02	Diluted earnings per share	-	-	-	-
3.99.02.01	Common shares	3.5981	7.3949	0.2501	- 0.7359

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Parent Company Financial Statements / Statement of Comprehensive Income
(R$ thousand)

Code	Description	Current Quarter 04/01/2021 to 06/30/2021	Year to date 01/01/2021 to 06/30/2021	Same quarter previous year 04/01/2020 to 06/30/2020	YTD previous year01/01/2020 to 06/30/2020
4.01	Net income for the year	4,965,771	10,205,786	345,178	(1,015,673)
4.02	Other comprehensive income	2,357,516	777,253	(361,973)	(5,005,656)
4.02.01	Actuarial gains over pension plan of subsidiaries, net of taxes	29	49	30	61
4.02.04	Cumulative translation adjustments for the year	(278,587)	(192,468)	133,411	513,453
4.02.10	(Loss)/gain on the percentage change in investments	-	-	4,612	4,612
4.02.11	Losses in cash flow hedge	2,615,279	696,150	(1,274,889)	(6,664,932)
4.02.13	Cash flow hedge reclassified to income upon realization	-	252,250	774,863	1,139,681
4.02.14	(Loss)/ gain in cash flow hedge from investments in subsidiaries	-	-	-	1,469
4.02.15	(Loss)/gain cash flow hedge accounting–“Platts”, net taxes,from investments in subsidiaries	20,795	21,272	-	-
4.03	Comprehensive income for the year	7,323,287	10,983,039	(16,795)	(6,021,329)

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Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

Parent Company Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	Year to date 01/01/2021 to 06/30/2021	YTD previous year01/01/2020 to 06/30/2020
6.01	Net cash from operating activities	4,729,934	(87,202)
6.01.01	Cash from operations	3,368,586	314,681
6.01.01.01	Net income for the period	10,205,786	(1,015,673)
6.01.01.02	Financial charges in borrowing and financing raised	359,259	543,040
6.01.01.03	Financial charges in borrowing and financing granted	(21,175)	(26,301)
6.01.01.04	Depreciation, amortization and depletion	414,651	427,177
6.01.01.05	Equity in results of affiliated companies	(3,961,755)	337,966
6.01.01.06	Deferred taxes assets	(345,812)	1,303
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	(34,152)	14,659
6.01.01.09	Monetary and exchange variations, net	499,646	86,711
6.01.01.10	Updated shares – Fair value through profit or loss	(815,514)	435,364
6.01.01.11	Net gains on the sale of the shares of CSN Mineração.	(2,472,497)	-
6.01.01.12	Write-off and estimated losses net of reversal	1,680	(837)
6.01.01.13	Provision for environmental liabilities and decommissioning of assets	23,473	16,305
6.01.01.14	Charges on lease liabilities	1,016	1,856
6.01.01.15	Accrued for consumption and services	3,339	(14,313)
6.01.01.16	Net gains on the sale of the shares of Usiminas	(505,844)	-
6.01.01.17	Receivables by indemnity	(8,857)	(508,326)
6.01.01.18	Other provisions	25,342	15,750
6.01.02	Changes in assets and liabilities	1,361,348	(401,883)
6.01.02.01	Trade receivables - third parties	(627,190)	49,404
6.01.02.02	Trade receivables - related party	212,985	(553,809)
6.01.02.03	Inventory	(1,784,997)	(150,661)
6.01.02.04	Receivables - related parties/dividends	1,236,190	3,351
6.01.02.05	Recoverable taxes	900,930	53,367
6.01.02.06	Judicial deposits	(13,365)	3,296
6.01.02.09	Trade payables	216,739	794,172
6.01.02.10	Trade payables – Forfaiting and Drawee risk	1,566,598	(520,492)
6.01.02.11	Payroll and related taxes	42,560	45,395
6.01.02.12	Tax payables	33,063	177,899
6.01.02.14	Payables to related parties	3,595	156,086
6.01.02.16	Interest paid	(434,194)	(534,326)
6.01.02.17	Interest received	-	198
6.01.02.19	Others	8,434	74,237
6.02	Net cash investment activities	3,923,617	(530,916)
6.02.01	Investments / AFAC / Acquisitions of Shares	(89,943)	(40,844)

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6.02.02	Purchase of property, plant and equipment, intangible assets andinvestmentproperty	(405,126)	(362,868)
6.02.08	Intercompany loans granted	(123,244)	(121,043)
6.02.09	Intercompany loans received	-	4,076
6.02.11	Financial Investments, net of redemption	1,377,318	(10,237)
6.02.12	Net cash received from sale of CSN Mineração's shares	3,164,612	-
6.03	Net cash used in financing activities	(9,688,906)	1,396,280
6.03.01	Borrowings and financing raised	40,903	80,744
6.03.02	Transactions cost - Borrowings and financing	(9,449)	(11,886)
6.03.03	Borrowings and financing – related parties	1,394,275	2,421,713
6.03.04	Amortization of leases	(4,345)	(12,775)
6.03.05	Amortization of borrowings and financing	(3,714,366)	(976,898)
6.03.06	Amortization of borrowings and financing - related parties	(6,495,364)	(104,448)
6.03.07	Dividends and interest on shareholder’s equity	(900,560)	(170)
6.05	Increase (decrease) in cash and cash equivalents	(1,035,355)	778,162
6.05.01	Cash and equivalents at the beginning of the year	4,647,125	392,107
6.05.02	Cash and equivalents at the end of the year	3,611,770	1,170,269

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2021 to 06/30/2021
(R$ thousand)

Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451
5.03	Adjusted opening balances	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451
5.04	Capital transaction with shareholders	-	-	-	-	820,203	820,203
5.04.10	Net gain of transaction primary and secondary distribution shares of CSN Mineração	-	-	-	-	829,486	829,486
5.04.11	(Loss) / gain on the percentage change in investments	-	-	-	-	(9,283)	(9,283)
5.05	Total comprehensive income	-	-	-	10,205,786	777,253	10,983,039
5.05.01	Net income for the period	-	-	-	10,205,786	-	10,205,786
5.05.02	Other comprehensive income	-	-	-	-	777,253	777,253
5.05.02.04	Translation adjustments for the year	-	-	-	-	(192,468)	(192,468)
5.05.02.08	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	49	49
5.05.02.11	(Loss) / gain hedge accounting, net of taxes	-	-	-	-	969,672	969,672
5.07	Closing balance	6,040,000	32,720	5,824,350	10,205,786	(386,163)	21,716,693

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Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2020 to 06/30/2020
(R$ thousand)

Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	4,540,000	32,720	4,431,200	-	1,170,624	10,174,544
5.03	Adjusted opening balances	4,540,000	32,720	4,431,200	-	1,170,624	10,174,544
5.05	Total comprehensive income	-	-	-	(1,015,673)	(5,005,656)	(6,021,329)
5.05.01	Net income for the period	-	-	-	(1,015,673)	-	(1,015,673)
5.05.02	Other comprehensive income	-	-	-	-	(5,005,656)	(5,005,656)
5.05.02.04	Translation adjustments for the year	-	-	-	-	513,453	513,453
5.05.02.08	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	61	61
5.05.02.10	(Loss) / gain on the percentage change in investments	-	-	-	-	4,612	4,612
5.05.02.11	(Loss) / gain hedge accounting, net of taxes	-	-	-	-	(5,525,251)	(5,525,251)
5.05.02.13	(Loss) / gain on hedge of net investment in foreign operations	-	-	-	-	1,469	1,469
5.07	Closing balance	4,540,000	32,720	4,431,200	(1,015,673)	(3,835,032)	4,153,215

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Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

Parent Company Financial Statements / Statement of Value Added
(R$ thousand)

Code	Description	Year to date 01/01/2021 to 06/30/2021	YTD previous year01/01/2020 to 06/30/2020
7.01	Revenues	17,935,438	7,519,959
7.01.01	Sales of products and rendering of services	14,590,533	7,253,117
7.01.02	Other revenues	3,346,351	268,343
7.01.04	Allowance for (reversal of) doubtful debts	(1,446)	(1,501)
7.02	Raw materials acquired from third parties	(10,843,054)	(7,230,082)
7.02.01	Cost of sales and services	(9,547,170)	(5,568,151)
7.02.02	Materials, electric power, outsourcing and other	(1,249,979)	(1,623,144)
7.02.03	Impairment/recovery of assets	(45,905)	(38,787)
7.03	Gross value added	7,092,384	289,877
7.04	Retentions	(414,250)	(426,162)
7.04.01	Depreciation, amortization and depletion	(414,250)	(426,162)
7.05	Value added created	6,678,134	(136,285)
7.06	Value added received	5,293,435	370,210
7.06.01	Equity in results of affiliates companies	3,961,755	(337,966)
7.06.02	Financial income	1,376,103	505,686
7.06.03	Others	(44,423)	202,490
7.06.03.01	Others and exchange gains	(44,423)	202,490
7.07	Value added for distribution	11,971,569	233,925
7.08	Value added distributed	11,971,569	233,925
7.08.01	Personnel	627,278	658,317
7.08.01.01	Salaries and wages	464,881	495,820
7.08.01.02	Benefits	133,345	129,535
7.08.01.03	Severance payment (FGTS)	29,052	32,962
7.08.02	Taxes, fees and contributions	340,758	301,838
7.08.02.01	Federal	108,265	286,415
7.08.02.02	State	232,493	15,423
7.08.03	Remuneration on third-party capital	797,747	289,443
7.08.03.01	Interest	373,175	1,168,282
7.08.03.02	Rental	4,315	1,983
7.08.03.03	Others	420,257	(880,822)
7.08.04	Remuneration on Shareholders' capital	10,205,786	(1,015,673)
7.08.04.03	Retained earnings (accumulated losses)	10,205,786	(1,015,673)

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Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter 06/30/2021	Previous Year 12/31/2020
1	Total assets	79,440,123	63,002,149
1.01	Current assets	38,801,277	23,386,194
1.01.01	Cash and cash equivalents	21,756,753	9,944,586
1.01.02	Financial investments	3,564,127	3,783,362
1.01.02.01	Financial investments measured a fair value through profit or loss	3,159,021	3,305,109
1.01.02.01.03	Financial investments measured a fair value through profit or loss – Usiminas’ shares	3,159,021	3,305,109
1.01.02.03	Financial investments at amortized cost	405,106	478,253
1.01.03	Trade receivables	5,308,206	2,867,352
1.01.04	Inventory	7,050,184	4,817,586
1.01.06	Recoverable taxes	730,542	1,605,494
1.01.08	Other current assets	391,465	367,814
1.01.08.03	Others	391,465	367,814
1.01.08.03.02	Prepaid expenses	182,842	211,027
1.01.08.03.03	Dividends receivable	38,086	38,088
1.01.08.03.04	Derivative financial instruments	5,679	-
1.01.08.03.05	Others	164,858	118,699
1.02	Non-current assets	40,638,846	39,615,955
1.02.01	Long-term assets	9,539,821	8,887,158
1.02.01.03	Financial investments at amortized cost	118,790	123,409
1.02.01.05	Inventory	428,434	347,304
1.02.01.07	Deferred taxes assets	4,253,337	3,874,946
1.02.01.10	Other non-current assets	4,739,260	4,541,499
1.02.01.10.03	Recoverable taxes	922,546	938,452
1.02.01.10.04	Judicial deposits	345,915	325,117
1.02.01.10.05	Prepaid expenses	121,036	129,455
1.02.01.10.06	Receivable from related parties	1,810,489	1,630,070
1.02.01.10.07	Others	1,539,274	1,518,405
1.02.02	Investments	3,942,510	3,695,780
1.02.02.01	Equity interest	3,784,110	3,535,906
1.02.02.02	Investment Property	158,400	159,874
1.02.03	Property, plant and equipment	19,905,158	19,716,223
1.02.03.01	Property, plant and equipment in operation	15,651,880	15,519,233
1.02.03.02	Right of use in leases	509,175	516,668
1.02.03.03	Property, plant and equipment in progress	3,744,103	3,680,322
1.02.04	Intangible assets	7,251,357	7,316,794

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Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

Consolidated Financial Statements / Balance Sheet – Liabilities
(R$ thousand)
Code	Description	Current Quarter 06/30/2021	Previous Year 12/31/2020
2	Total Liabilities	79,440,123	63,002,149
2.01	Current liabilities	18,963,270	14,725,696
2.01.01	Payroll and related taxes	360,453	282,630
2.01.02	Trade payables	7,001,074	4,819,539
2.01.03	Tax payables	3,162,737	2,058,362
2.01.04	Borrowings and financing	4,093,782	4,126,453
2.01.05	Other payables	4,257,123	3,357,639
2.01.05.02	Others	4,257,123	3,357,639
2.01.05.02.04	Dividends and interests on shareholder´s equity	64,170	946,133
2.01.05.02.05	Advances from clients	1,174,901	1,100,772
2.01.05.02.06	Trade payables – Forfaiting and Drawee risk	2,190,459	623,861
2.01.05.02.07	Lease liabilities	93,501	93,626
2.01.05.02.08	Derivative financial instruments	32,155	8,722
2.01.05.02.09	Other payables	701,937	584,525
2.01.06	Provisions	88,101	81,073
2.01.06.01	Provision for tax, social security, labor and civil risks	88,101	81,073
2.02	Non-current liabilities	35,380,738	37,024,948
2.02.01	Borrowings and financing	30,504,498	31,144,200
2.02.02	Other payables	2,169,975	3,145,336
2.02.02.02	Others	2,169,975	3,145,336
2.02.02.02.03	Advances from clients	1,253,637	1,725,838
2.02.02.02.04	Lease liabilities	436,725	436,505
2.02.02.02.05	Derivative financial instruments	73,268	97,535
2.02.02.02.06	Trade payables	103,420	543,527
2.02.02.02.07	Other payables	302,925	341,931
2.02.03	Deferred taxes assets	574,492	618,836
2.02.04	Provisions	2,131,773	2,116,576
2.02.04.01	Provision for tax, social security, labor and civil risks	521,777	554,315
2.02.04.02	Other provisions	1,609,996	1,562,261
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	851,570	803,835
2.02.04.02.04	Pension and healthcare plan	758,426	758,426
2.03	Shareholders’ equity	25,096,115	11,251,505
2.03.01	Paid-up capital	6,040,000	6,040,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Earnings reserves	5,824,350	5,824,350
2.03.04.01	Legal reserve	468,291	468,291
2.03.04.02	Statutory reserve	5,414,323	5,414,323
2.03.04.09	Treasury shares	(58,264)	(58,264)
2.03.05	Accumulated earnings (losses)	10,205,786	-

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Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

2.03.08	Other comprehensive income	(386,163)	(1,983,619)
2.03.09	Earnings attributable to the non-controlling interests	3,379,422	1,338,054

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Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

Consolidated Financial Statements / Statements of Income
(R$ thousand)
Code	Description	Current Quarter 04/01/2021 to 06/30/2021	Year to date 01/01/2021 to 06/30/2021	Same quarter previous year 04/01/2020 to 06/30/2020	YTD previous year01/01/2020 to 06/30/2020
3.01	Revenues from sale of goods and rendering of services	15,391,573	27,304,901	6,220,683	11,555,336
3.02	Costs from sale of goods and rendering of services	(7,111,092)	(13,289,876)	(4,378,065)	(8,395,772)
3.03	Gross profit	8,280,481	14,015,025	1,842,618	3,159,564
3.04	Operating (expenses)/income	(1,171,899)	270,617	(1,289,349)	(2,510,662)
3.04.01	Selling expenses	(680,194)	(1,102,780)	(400,463)	(791,378)
3.04.02	General and administrative expenses	(145,440)	(279,903)	(126,446)	(245,501)
3.04.04	Other operating income	135,965	2,696,197	304,268	406,957
3.04.05	Other operating expenses	(537,351)	(1,111,463)	(1,095,062)	(1,863,986)
3.04.06	Equity in results of affiliated companies	55,121	68,566	28,354	(16,754)
3.05	Income before financial income (expenses) and taxes	7,108,582	14,285,642	553,269	648,902
3.06	Financial income (expenses)	(339,051)	(540,558)	284,857	(916,281)
3.06.01	Financial income	791,755	1,377,340	95,956	161,087
3.06.02	Financial expenses	(1,130,806)	(1,917,898)	188,901	(1,077,368)
3.06.02.01	Net exchange differences over financial instruments	(330,030)	(386,358)	343,074	707,956
3.06.02.02	Financial expenses	(800,776)	(1,531,540)	(154,173)	(1,785,324)
3.07	Income before income taxes	6,769,531	13,745,084	838,126	(267,379)
3.08	Income tax and social contribution	(1,256,871)	(2,535,111)	(392,226)	(598,430)
3.09	Net income from continued operations	5,512,660	11,209,973	445,900	(865,809)
3.11	Consolidated net income for the year	5,512,660	11,209,973	445,900	(865,809)
3.11.01	Earnings attributable to the controlling interests	4,965,771	10,205,786	345,178	(1,015,673)
3.11.02	Earnings it attributable to the non-controlling interests	546,889	1,004,187	100,722	149,864
3.99	Earnings per share – (Reais / Share)	-	-	-	-
3.99.01	Basic earnings per share	-	-	-	-

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Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

3.99.01.01	Common shares	3.59809	7.39488	0.25011	- 0.73593
3.99.02	Diluted earnings per share	-	-	-	-
3.99.02.01	Common shares	3.59809	7.39488	0.25011	- 0.73593

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Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)

Code	Description	Current Quarter 04/01/2021 to 06/30/2021	Year to date 01/01/2021 to 06/30/2021	Same quarter previous year 04/01/2020 to 06/30/2020	YTD previous year01/01/2020 to 06/30/2020
4.01	Consolidated net income for the year	5,512,660	11,209,973	445,900	(865,809)
4.02	Other comprehensive income	2,363,301	783,109	(361,973)	(5,005,654)
4.02.01	Actuarial gains over pension plan of subsidiaries, net of taxes	32	55	30	63
4.02.04	Cumulative translation adjustments for the year	(278,587)	(192,468)	133,411	513,453
4.02.09	(Loss)/gain on the percentage change in investments	-	-	4,612	4,612
4.02.10	Losses in cash flow hedge	2,615,279	696,150	(1,274,889)	(6,664,932)
4.02.12	Cash flow hedge reclassified to income upon realization	-	252,250	774,863	1,139,681
4.02.13	(Loss)/gain on hedge of net investment in foreign operations.	-	-	-	1,469
4.02.14	(Loss)/gain cash flow hedge accounting–“Platts”, net taxes,from investments in subsidiaries	(157,508)	(195,613)	-	-
4.02.15	Cash flow hedge accounting - "Platts" reclassified to income upon realization	184,085	222,735	-	-
4.03	Consolidated comprehensive income for the year	7,875,961	11,993,082	83,927	(5,871,463)
4.03.01	Earningsattributable to the controlling interests	7,323,287	10,983,039	(16,795)	(6,021,329)
4.03.02	Earnings it attributable to the non-controlling interests	552,674	1,010,043	100,722	149,866

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Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

Consolidated Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)

Code	Description	Year to date 01/01/2021 to 06/30/2021	YTD previous year01/01/2020 to 06/30/2020
6.01	Net cash from operating activities	8,247,905	1,967,243
6.01.01	Cash from operations	9,347,326	2,288,254
6.01.01.01	Earningsattributable to the controlling interests	10,205,786	(1,015,673)
6.01.01.02	Earnings attributable to the non-controlling interests	1,004,187	149,864
6.01.01.03	Financial charges in borrowing and financing raised	926,025	983,014
6.01.01.04	Financial charges in borrowing and financing granted	(18,533)	(20,495)
6.01.01.05	Depreciation, amortization and depletion	1,012,257	889,821
6.01.01.06	Equity in results of affiliated companies	(68,566)	16,754
6.01.01.07	Deferred taxes assets	(419,632)	(114,532)
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	(24,207)	2,910
6.01.01.09	Monetary and exchange variations, net	430,382	1,389,127
6.01.01.10	Net gains on the sale of the shares of Usiminas	(505,844)	-
6.01.01.12	Updated shares – Fair value through profit or loss	(815,514)	435,364
6.01.01.13	Charges on lease liabilities	29,388	26,126
6.01.01.15	Accrued for consumption and services	36,854	35,949
6.01.01.16	Write-off and estimated losses net of reversal	3,816	2,329
6.01.01.17	Receivables by indemnity	(8,857)	(508,326)
6.01.01.18	Provision for environmental liabilities and decommissioning of assets	47,735	14,412
6.01.01.19	Net gains on the sale of the shares of CSN Mineração.	(2,472,497)	-
6.01.01.20	Other provisions	(15,454)	1,610
6.01.02	Changes in assets and liabilities	(1,099,421)	(321,011)
6.01.02.01	Trade receivables - third parties	(2,483,688)	286,563
6.01.02.02	Trade receivables - related party	(56,342)	33,573
6.01.02.03	Inventory	(2,385,574)	(441,496)
6.01.02.05	Recoverable taxes	890,858	25,711
6.01.02.06	Judicial deposits	(20,798)	(13,502)
6.01.02.07	Trade payables	1,784,174	815,197
6.01.02.08	Trade payables – Forfaiting and Drawee risk	1,566,598	(520,492)
6.01.02.09	Payroll and related taxes	80,481	84,430
6.01.02.10	Tax payables	1,092,910	542,357
6.01.02.12	Payables to related parties	(21,153)	(24,900)
6.01.02.13	Advances from clients	(344,575)	(353,740)
6.01.02.14	Interest paid	(1,008,722)	(922,276)
6.01.02.15	Cash flow hedge accounting	(252,394)	-
6.01.02.17	Others	58,804	167,564
6.02	Net cash investment activities	3,266,218	(824,464)
6.02.02	Investments	(62,520)	(36,538)
6.02.03	Purchase of property, plant and equipment, intangible assets andinvestmentproperty	(1,107,313)	(720,564)

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Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

6.02.11	Intercompany loans granted	(105,479)	(101,631)
6.02.12	Intercompany loans received	-	12,553
6.02.13	Financial Investments, net of redemption	1,376,918	21,716
6.02.14	Net cash received from sale of CSN Mineração's shares	3,164,612	-
6.03	Net cash used in financing activities	284,590	2,021,105
6.03.01	Borrowings and financing raised	6,895,202	5,064,688
6.03.03	Transactions cost - Borrowings	(128,980)	(19,172)
6.03.04	Issuance of new CSN Mineração's shares	1,347,862	-
6.03.05	Amortization of borrowings and financing	(6,697,746)	(2,973,767)
6.03.06	Amortization of leases	(54,972)	(50,474)
6.03.07	Dividends and interest on shareholder’s equity	(1,076,776)	(170)
6.04	Exchange rate on translating cash and cash equivalents	13,454	(39,287)
6.05	Increase (decrease) in cash and cash equivalents	11,812,167	3,124,597
6.05.01	Cash and equivalents at the beginning of the year	9,944,586	1,088,955
6.05.02	Cash and equivalents at the end of the year	21,756,753	4,213,552

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Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2021 to 06/30/2021
(R$ thousand)
Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity	Non-controlling interests	Shareholders’ equity
5.01	Opening balances	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451	1,338,054	11,251,505
5.03	Adjusted opening balances	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451	1,338,054	11,251,505
5.04	Capital transaction with shareholders	-	-	-	-	820,203	820,203	1,031,325	1,851,528
5.04.01	Capital increase	-	-	-	-	-	-	294,900	294,900
5.04.06	Dividends	-	-	-	-	-	-	(196,017)	(196,017)
5.04.10	Net gain of transaction primary and secondary distribution shares of CSN Mineração	-	-	-	-	829,486	829,486	923,159	1,752,645
5.04.11	(Loss) / gain on the percentage change in investments	-	-	-	-	(9,283)	(9,283)	9,283	-
5.05	Total comprehensive income	-	-	-	10,205,786	777,253	10,983,039	1,010,043	11,993,082
5.05.01	Net income for the year	-	-	-	10,205,786	-	10,205,786	1,004,187	11,209,973
5.05.02	Other comprehensive income	-	-	-	-	777,253	777,253	5,856	783,109
5.05.02.04	Translation adjustments for the year	-	-	-	-	(192,468)	(192,468)	-	(192,468)
5.05.02.08	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	49	49	6	55
5.05.02.11	(Loss) / gain hedge accounting, net of taxes	-	-	-	-	969,672	969,672	5,850	975,522
5.07	Closing balance	6,040,000	32,720	5,824,350	10,205,786	(386,163)	21,716,693	3,379,422	25,096,115

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Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2020 to 06/30/2020
(R$ thousand)

Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity	Non-controlling interests	Shareholders’ equity
5.01	Opening balances	4,540,000	32,720	4,431,200	-	1,170,624	10,174,544	1,187,388	11,361,932
5.03	Adjusted opening balances	4,540,000	32,720	4,431,200	-	1,170,624	10,174,544	1,187,388	11,361,932
5.04	Capital transaction with shareholders	-	-	-	-	-	-	(27,902)	(27,902)
5.04.07	Interest on equity	-	-	-	-	-	-	(27,902)	(27,902)
5.05	Total comprehensive income	-	-	-	(1,015,673)	(5,005,656)	(6,021,329)	149,866	(5,871,463)
5.05.01	Net income for the year	-	-	-	(1,015,673)	-	(1,015,673)	149,864	(865,809)
5.05.02	Other comprehensive income	-	-	-	-	(5,005,656)	(5,005,656)	2	(5,005,654)
5.05.02.04	Translation adjustments for the year	-	-	-	-	513,453	513,453	-	513,453
5.05.02.08	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	61	61	2	63
5.05.02.10	(Loss)/gain on the percentage change in investments	-	-	-	-	4,612	4,612	-	4,612
5.05.02.11	(Loss) / gain hedge accounting, net of taxes	-	-	-	-	(5,525,251)	(5,525,251)	-	(5,525,251)
5.05.02.13	(Loss) / gain on hedge of net investment in foreign operations	-	-	-	-	1,469	1,469	-	1,469
5.07	Closing balance	4,540,000	32,720	4,431,200	(1,015,673)	(3,835,032)	4,153,215	1,309,352	5,462,567

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Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

Consolidated Financial Statements / Statements of Value Added
(R$ thousand)
Code	Description	Year to date 01/01/2021 to 06/30/2021	YTD previous year01/01/2020 to 06/30/2020
7.01	Revenues	34,033,566	13,325,400
7.01.01	Sales of products and rendering of services	30,685,970	13,049,788
7.01.02	Other revenues	3,347,472	276,900
7.01.04	Allowance for (reversal of) doubtful debts	124	(1,288)
7.02	Raw materials acquired from third parties	(16,565,222)	(10,364,490)
7.02.01	Cost of sales and services	(13,611,274)	(7,820,371)
7.02.02	Materials, electric power, outsourcing and other	(2,863,516)	(2,436,167)
7.02.03	Impairment/recovery of assets	(90,432)	(107,952)
7.03	Gross value added	17,468,344	2,960,910
7.04	Retentions	(1,009,505)	(887,195)
7.04.01	Depreciation, amortization and depletion	(1,009,505)	(887,195)
7.05	Value added created	16,458,839	2,073,715
7.06	Value added received	851,837	1,303,723
7.06.01	Equity in results of affiliated companies	68,431	(16,754)
7.06.02	Financial income	1,377,340	521,801
7.06.03	Others	(593,934)	798,676
7.07	Value added for distribution	17,310,676	3,377,438
7.08	Value added distributed	17,310,676	3,377,438
7.08.01	Personnel	1,146,537	1,117,467
7.08.01.01	Salaries and wages	880,646	863,532
7.08.01.02	Benefits	221,108	204,101
7.08.01.03	Severance payment (FGTS)	44,783	49,834
7.08.02	Taxes, fees and contributions	3,622,802	882,181
7.08.02.01	Federal	3,142,482	834,777
7.08.02.02	State	459,489	29,471
7.08.02.03	Municipal	20,831	17,933
7.08.03	Remuneration on third-party capital	1,331,364	2,243,599
7.08.03.01	Interest	968,893	1,785,324
7.08.03.02	Rental	7,400	6,845
7.08.03.03	Others	355,071	451,430
7.08.04	Remuneration on Shareholders' capital	11,209,973	(865,809)
7.08.04.03	Retained earnings (accumulated losses)	10,205,786	(1,015,673)
7.08.04.04	Non-controlling interests in retained earnings	1,004,187	149,864

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Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

1.	DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as the “Company”, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (B3 S.A.- Brasil, Bolsa, Balcão) and on the New York Stock Exchange (NYSE).

The Group's main operating activities are divided into five (5) segments as follows:

•	Steel:

The Company’s main industrial facility is the Presidente Vargas steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates all operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has commercial operations in the United States and operations in Portugal and Germany to achieve markets and providing excellent services for final consumers. Its steel is used in home appliances, civil construction and automobile industries.

•	Mining:

The production of iron ore is developed in the cities of Congonhas, Ouro Preto and Belo Vale, State of Minas Gerais – by subsidiary CSN Mineração.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore transportation is carried out through Terminal de Carvão e Minérios do Porto de Itaguai – (“TECAR”), a solid bulk terminal, one of the four terminals that comprise the Port of Itaguai, located in the State of Rio de Janeiro. Imports of coal and coke are also carried out through this terminal by provision of services by CSN Mineração to CSN. The Company´s mining activities also comprises tin exploitation, which is based in the State of Rondônia, to supply the needs of UPV. The excess of raw material is sold to subsidiaries and third parties.

As a pioneer in the use of technologies that result in the possibility of stacking the tailings generated in the iron ore production process, the Company has had its iron ore production since January 2020, 100% independent of tailings dams. After significant investments in recent years to raise the level of reliability, mischaracterization and dry stacking, the Company has moved on to a scenario in which 100% of its waste goes through a dry filtration process and is disposed of in geotechnically controlled batteries, areas exclusively destined for stacking. Approximately R$250 million was invested in the two tailings filtration plants that have a combined total filtration capacity of 9 million tons per year.

As a consequence of these measures, the decommissioning of the dams is the natural way of processing dry waste.

All of our mining dams are positively certified and comply with the environmental legislation in force.

•	Cements

CSN entered the cement production market, catapulted by the synergy between this activity and CSN's current business. Beside the UPV facilities, in Volta Redonda / RJ, the Company installed a new business unit, which produces CP-III type cement using the slag produced by the UPV’s own blast furnaces. It also explores limestone and dolomite at the Arcos / MG unit, to meet the needs of the UPV and the cement plant. Additionally, in Arcos / MG, the clinker production operation is located. As a result, the Company is self-sufficient in the production of cement, with an installed capacity of 4.7 million tons per year.

On January 31, 2021, the Company concluded the drop down of the cement segment and, accordingly, all assets and liabilities related to the cement business were transferred from CSN to its subsidiary recently incorporated CSN Cimentos S.A. (note 10.c).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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•	Logistics:

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A., which manages the former Southeast Railway System of Rede Ferroviária Federal S.A (“RFFSA”)., Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which the the latter two hold the concession to operate the former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas and Sergipe, with TLSA being responsible for the rail links of Eliseu Martins – Trindade, Trindade – Salgueiro, Salgueiro – Porto Suape, Salgueiro – Missão Velha and Missão Velha - Pecém (Railway System II), under construction, and FTL being responsible for the rail links of São Luis - Altos, Altos - Fortaleza, Fortaleza – Souza, Souza - Recife/Jorge Lins, Recife/Jorge Lins – Salgueiro, Jorge Lins – Propriá, Paula Cavalcanti – Cabedelo, Itabaiana - Macau (Railway System I).

Ports:

The Company operates in the State of Rio de Janeiro, by means of its subsidiary Sepetiba Tecon S.A., operates the Container Terminal (“TECON”) and by means of its subsidiary CSN Mineração, the TECAR, both located at the Itaguaí Port. Established in the harbor of Sepetiba, the mentioned port has a privileged highway, railroad and maritime access.

(“TECON”) is responsible for the shipments of CSN´s steel products, movement and storage of containers, vehicles, general cargo, among other products; and TECAR performs the operational activities of loading and unloading of solid bulk ships, storage and distribution (road and rail) of coal, coke, zinc concentrate, sulfur, iron ore and other bulk, intended for the seaborne market, for our own operation and for third parties.

•	Energy:

Since the energy supply is fundamental in CSN´s production process, the Company owns and operates facilities to generate electric power for guaranteeing its self-sufficiency.

•	GOING CONCERN

The Company permanently takes actions to reprofile portions of its debts. Those assumptions adopted in the assessment of operating continuity included in the financial statements as of December 31, 2020 remain in place, having been those financial statements approved by the Board of Directors on February 22, 2021. Additionally, in first quarter of 2021 management concluded the initial public offering of its subsidiary CSN Mineração S.A., which contributed significantly to the increase in liquidity, and also continues with the planning of the initial public offering of its cement segment. The COVID-19 pandemic was a new important factor raised worldwide, assuming major relevance as from the end of the first quarter of 2020 and impacting the global economy. We perceived some impacts in our activities until the end of the first semester of 2020, especially in our steel operations, which did not prejudice our results and our financial position in 2020 and in the first semester of 2021.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a)	Declaration of conformity

The consolidated and parent company condensed interim financial information (“condensed quarterly information”) have been prepared and are being presented in accordance with accounting practices adopted in Brazil based on the provisions of the Brazilian Corporate Law, pronouncements, guidelines and interpretations issued (CPC), approved by CVM, besides the own standards issued by the Brazilian Securities and Exchange Commission (“CVM”) and International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (IASB) and highlight all the relevant information of the interim financial statements, and only this information, is being disclosed and corresponds to the information used by the Company's management in its activities.

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2.b)	Basis of presentation

The interim financial information has been prepared using the historical cost as the basis of value, the net realizable value, the fair value or the recovery value, except when otherwise indicated.

The preparation of this interim financial information requires Management to use certain accounting estimates, judgments and assumptions that affect the application of Accounting Polices and the amounts reported on the balance sheet date of assets, liabilities, income and expenses may differ from actual future results. The assumptions used are based on history and other factors considered relevant and are reviewed by the Company’s management.

The interim financial information has been prepared and is being presented in accordance with CPC 21 (R1) - “Interim Financial Reporting” and IAS 34 - “Interim Financial Reporting”, consistently with the standards issued by the CVM.

This interim financial information does not include all requirements of annual or full financial statements and, accordingly, should be read in conjunction with the Company’s financial statements for the year ended December 31, 2020.The accounting policies and critical estimates, when applicable and relevant, are included in the respective explanatory notes and are consistent with the previous period presented.

Therefore, in this interim financial information the following notes are not repeated, either due to redundancy or to the materiality in relation to those already presented in the annual financial statements:

Note 10 – Consolidation and investment basis

Note 12 – Intangible assets

Note 18 – Income tax and social contributions

Note 19 – Taxes in installments

Note 20 – Provisions for tax, social security, labor, civil, environmental risks and judicial deposits

Note 30 – Employee benefits

Note 31 - Commitments

The interim financial information was approved by the Board of Directors on July 27, 2021.

2.c)	Functional currency and presentation currency

The accounting records included in the interim financial information of each of the Company’s subsidiaries are measured using the currency of the principal of the economic environment in which each subsidiary operates (“the functional currency”). The interim financial information is presented in R$ (reais), which is the Company’s functional and reporting currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the transaction or valuation dates, in which the items are remeasured. The balances of the asset and liability accounts are translated using the exchange rate on the balance sheet date. As of June 30, 2021, US$1.00 is equivalent to R$5.0022 (R$5.1967 on December 31, 2020) and €1.00 is equivalent to R$5.9276 (R$6.3779 on December 31, 2020), according to the rates obtained from Central Bank of Brazil website

2.d)	Statement of value added

Pursuant to Law 11,638/07, the presentation of the statement of value added is required for all publicly-held companies. These statements were prepared in accordance with CPC 09 - Statement of Value Added, approved by CVM Resolution 557/08. The IFRS does not require the presentation of this statement and for IFRS purposes is presented as additional information.

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3.	IMPACTS OF COVID-19

At the end of 2019, the COVID-19 virus spread worldwide, and in March 2020, the WHO (World Health Organization) declared a pandemic of this disease. Since the beginning of the pandemic, the Company has adopted several precautionary measures in all its areas to reduce the exposure of its employees and to guarantee the continuity of its business.

In this sense, in 2020 all employees in chronic conditions of vulnerability (risk group) were mapped and put on vacation and, since then, in a non-presential work regime (home office) together with most other employees in order to reduce their corporate staff by around 50%. In 2021, the most critical stage of the pandemic, the Brazilian authorities adopted more restrictive measures and the Company adopted home office to 80% of its employees who work in administrative roles in São Paulo, this being the current regime. In addition, masks were provided in the beginning of the pandemic for all employees, hand sanitizer was made available in all company facilities, and we also released internal communications with preventive measures in order to reinforce the hygiene protocols recommended by the competent authorities.

The Company’s economic activity is directly linked to the demand for steel products in the automotive, domestic and civil construction sectors, as well as iron ore, both in the domestic and international markets. Any reduction in the activity of these sectors could affect the demand and the price of products and have significant impact to the Company’s financial position and results.

Our portfolio of investments and the nature of our industrial plants have long-term characteristics. The long-term operational and economic context to which the Company operates allows greater flexibility in the strategies and plans to mitigate the risks and effects of the pandemic on its business and, consequently, ensure the maintenance of the expected recoverability of its non-financial assets, whether investments, fixed assets and tax credits.

The Company did not experience any significant impact to its railway and maritime logistics. There was also no impact to the availability of supplies that could have interrupted its operational activities.

According to the guidelines of the Brazilian Securities and Exchange Commission (CVM), the Company assessed any effects that are related to business continuity and its accounting estimates. Despite some adverse effects perceived at the beginning of the pandemic, which over the rest of the year had already dissipated, such adverse effects did not bring risks of continuity or the need for adjustments to accounting estimates that produced significant effects on the Company’s business and consequently on its financial position.

The Company maintains all of its medium and long-term production and sales forecasts.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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4.	CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Cash and banks
In Brazil	296,231	245,185	272,463	238,509
Abroad	11,528,416	3,899,282	904,630	199,994
	11,824,647	4,144,467	1,177,093	438,503

Investments
In Brazil	7,068,711	5,800,119	2,434,677	4,208,622
Abroad	2,863,395
	9,932,106	5,800,119	2,434,677	4,208,622
	21,756,753	9,944,586	3,611,770	4,647,125

Our investments are basically in private and public securities with yields linked to the variation of Interbank Deposit Certificates (CDI) and repo operations backed by National Treasury Notes respectively. The Company invests part of the funds through exclusive investment funds which have been consolidated in these financial statements.

Our investments abroad are in private securities in top-rated banks and are remunerated at pre-fixed rates.

5.	FINANCIAL INVESTMENTS

	Consolidated				Parent Company
	Current		Non Current		Current		Non Current
	06/30/2021	12/31/2020	06/30/2021	12/31/2020	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Investments(1)	405,106	478,253			402,234	475,782
Usiminas shares(2)	3,159,021	3,305,109			3,159,021	3,305,109
Bonds (3)			118,790	123,409			118,790	123,409
	3,564,127	3,783,362	118,790	123,409	3,561,255	3,780,891	118,790	123,409
(1)	These are restricted financial investments and linked to a Bank Deposit Certificate (CDB) to guarantee a letter of guarantee from financial institutions and financial investments in Public Securities (LFT - Letras Financeiras do Tesouro) managed by their exclusive funds.

(2)	Part of the shares guarantees a portion of the Company's debt.

(3)	Bonds with Fibra bank due in February 2028 (see note 21).

6.	TRADE RECEIVABLES

		Consolidated		Parent Company
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Trade receivables
Third parties
Domestic market	1,631,063	910,657	1,201,760	680,340
Foreign market	3,725,373	2,063,867	104,075	65,379
	5,356,436	2,974,524	1,305,835	745,719
Allowance for doubtful debts	(225,748)	(228,348)	(141,633)	(143,735)
	5,130,688	2,746,176	1,164,202	601,984
Related parties (note 21 a)	177,518	121,176	691,492	947,719
	5,308,206	2,867,352	1,855,694	1,549,703

The composition of the gross balance of accounts receivable from third party customers is shown as follows:

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	Consolidated		Parent Company
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Current	4,950,953	2,537,567	1,126,023	535,541
Past-due up to 30 days	177,814	222,972	43,537	72,890
Past-due up to 180 days	35,644	17,915	6,724	958
Past-due over 180 days	192,025	196,070	129,551	136,330
	5,356,436	2,974,524	1,305,835	745,719

The changes in expected credit losses are as follows:

	Consolidated		Parent Company
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Opening balance	(228,348)	(245,194)	(143,735)	(167,247)
(Loss)/Reversal estimated	(992)	7,513	(4,209)	22,347
Recovery and write-offs of receivables	3,592	9,333	2,763	1,165
Drop down of Cements (note 10.c)			3,548
Closing balance	(225,748)	(228,348)	(141,633)	(143,735)

7.	INVENTORIES

	Consolidated		Parent Company
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Finished goods	2,066,170	1,627,676	1,075,232	748,918
Work in progress	1,943,471	1,358,905	1,280,747	836,128
Raw materials	2,382,514	1,289,653	1,662,745	876,168
Storeroom supplies	1,071,309	928,158	530,862	525,114
Advances to suppliers	135,621	69,536	121,265	63,950
Provision for losses	(120,467)	(109,038)	(35,813)	(35,832)
	7,478,618	5,164,890	4,635,038	3,014,446

Classified:
Current	7,050,184	4,817,586	4,635,038	3,014,446
Non-current (1)	428,434	347,304
	7,478,618	5,164,890	4,635,038	3,014,446
1.	Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed, In 2020, the Company defined the construction project for the new plant for processing Itabirito, which until then was considered as waste, and started to be incorporated into the long-term ore inventory.

.

The changes in estimated losses on inventories are as follows:

	Consolidated		Parent Company
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Opening balance	(109,038)	(134,553)	(35,832)	(41,201)
(Estimated losses) / Reversal of inventories with low turnover and obsolescence	(11,429)	25,515	(4,286)	5,369
Drop down of Cements (note 10.c)			4305.00
Closing balance	(120,467)	(109,038)	(35,813)	(35,832)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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8.	RECOVERABLE TAXES

	Consolidated		Parent Company
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
State Value-Added Tax	1,007,218	1,002,926	797,715	822,717
Brazilian federal contributions (1)	547,986	1,417,081	321,045	1,192,919
Other taxes	97,884	123,939	72,277	104,648
	1,653,088	2,543,946	1,191,037	2,120,284

Classified:
Current	730,542	1,605,494	478,974	1,381,853
Non-current	922,546	938,452	712,063	738,431
	1,653,088	2,543,946	1,191,037	2,120,284
(1)	The accumulated tax credits arise basically from PIS and Cofins credits on purchases of raw materials used in production. The realization of these credits normally occurs through offsetting against domestic sales transactions and through offsetting against other federal taxes payable by the Company. As of June 30, 2021, the Company had fully offset the PIS and Cofins credit balances referring to the period from 2001 to 2014, resulting from the exclusion of ICMS from the PIS and COFINS calculation basis, whose Injunction and Special Appeal filed in 2006, became final and unappealable on September 20, 2018.

9.	OTHER CURRENT AND NON-CURRENT ASSETS

	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	06/30/2021	12/31/2020	06/30/2021	12/31/2020	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Judicial deposits (note 19)			345,915	325,117			228,396	221,016
Prepaid expenses	164,240	136,527	107,217	115,636	139,163	94,782	92,070	98,031
Prepaid expenses with sea freight (1)	18,602	74,500
Actuarial asset (note 21 a)			13,819	13,819				1,803
Derivative financial instruments (note 14 I)	5,679
Securities held for trading (note 14 I)	23,255	5,065			23,124	4,927
Loans with related parties (nota 14 I and 21 a)	734		1,089,308	966,050	16,510	53,718	1,197,660	1,007,677
Other receivables from related parties (note 21 a)	3,200	6,242	721,181	664,020	29,710	5,717	979,861	900,200
Other receivables (note 14 I)			2,445	2,445			1,003	1,003
Eletrobrás compulsory loan (note 14 I) (2)			864,647	852,532			863,689	851,713
Dividends receivables (note 21 a)	38,086	38,088			253,814	329,413
Employee debts	42,894	28,054			26,921	16,600
Receivables by indemnity (3)			526,039	517,183			526,039	517,183
Others	94,775	79,338	146,143	146,245	942	419	146,145	146,244
	391,465	367,814	3,816,714	3,603,047	490,184	505,576	4,034,863	3,744,870

1.	Refers to payment of freight expenses and maritime insurance over performance obligations unfulfilled at the balance sheet date.

2.	This is a certain and due amount, arising from the res judicata favorable decision to the Company, which is irreversible and irrevocable, in order to apply the STJ's consolidated position on the subject, which culminated in the conviction of Eletrobrás to the payment of the correct interest and monetary adjustment of the Compulsory Loan. The res judicata decision, as well as the certainty about the amounts involved in the liquidation of the sentence (judicial procedure to request the satisfaction of the right), allowed the conclusion that the entry of this value is certain. In addition to this amount already recorded, the Company continues to seek alternatives for the recovery of additional credits and the estimate can reach an amount greater than R$350 million.

3.	This is a net, certain and enforceable amount, resulting from the final and unappealable decision of the Court in favor of the Company, due to losses and damages resulting from the sinking of the voltage in the supply of energy in the periods from January / 1991 to June / 2002.

10.	BASIS OF CONSOLIDATION AND INVESTMENTS

The information related to the activities of our joint-ventures, joint-operations, affiliated and other investments did not present changes in relation to that disclosed in the Company’s financial statements as of December 31, 2020. Accordingly, the management opted for not repeating the information in this condensed interim financial information as of June 30, 2021.

The significant events related to our subsidiaries CSN Cimentos S.A. and CSN Mineração S.A are disclosed in the Notes 10.c and 10.d, respectively.

The consolidated financial statements for the years ended June 30, 2021 and 2020 include the following direct and indirect subsidiaries, joint ventures and joint operations, as well as the exclusive funds, as follows:

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	Number of shares held by CSN in units	Equity interests (%)
Companies		06/30/2021	12/31/2020	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	20,001,000	100.00	100.00	Financial transactions
CSN Inova Ventures	50,000	100.00	100.00	Equity interests and Financial transactions
CSN Islands XII Corp.	1,540	100.00	100.00	Financial transactions
CSN Steel S.L.U.	22,042,688	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)		100.00	100.00	Equity interests
Sepetiba Tecon S.A.	254,015,052	99.99	99.99	Port services
Minérios NacionalS.A.	141,719,295	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	66,354,391	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	195,454,162	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	555,142,354	99.99	99.99	Manufacture of containers and distribution of steel products
CSN Mineração S.A.(1)	4,374,779,493	78.24	87.52	Mining
CSN Energia S.A.	43,149	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A. (2)	510,726,198	92.71	92.38	Railroad logistics
Nordeste Logística S.A.	99,999	99.99	99.99	Port services
CSN Inova Ltd.	10,000	100.00	100.00	Advisory and implementation of new development projec
CBSI - Companhia Brasileira de Serviços de Infraestrutura	4,669,986	99.99	99.99	Equity interests and product sales and iron ore
CSN Cimentos S.A.(3)	333,333,332	99.99	90.00	Manufacturing and sale of cement
Berkeley Participações e Empreendimentos S.A. (4)	1,000	100.00		Electric power generation and equity interests
Fremont Empreendimento e Participações S.A. (4)	999	99.99		Equity interests

Indirect interest in subsidiaries: full consolidation
Lusosider Projectos Siderúrgicos S.A.		100.00	100.00	Equity interests and product sales
Lusosider Aços Planos, S. A.		99.99	99.99	Steel and Equity interests
CSN Resources S.A.		100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas		99.99	99.99	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA		99.67	99.67	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM		99.67	99.67	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.		100.00	100.00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L.		100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH		100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections Polska Sp.Z.o.o		100.00	100.00	Financial transactions, product sales and Equity interests
CSN Mining Holding, S.L		78.24	87.52	Financial transactions, product sales and Equity interests
CSN Mining GmbH		78.24	87.52	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited		78.24	87.52	Commercial representation
Lusosider Ibérica S.A.		100.00	100.00	Steel, commercial and industrial activities and equity interests
CSN Mining Portugal, Unipessoal Lda.		78.24	87.52	Commercial and representation of products
Companhia Siderúrgica Nacional, LLC		100.00	100.00	Import and distribution/resale of products
CSN Cimentos S.A.(3)			10.00	Manufacturing and sale of cement
Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	253,606,846	48.75	48.75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava		17.92	17.92	Electric power consortium

Direct interest in joint ventures: equity method
MRS Logística S.A. (5)	63,377,198	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A.		31.82	31.82	Dormant company
Transnordestina Logística S.A. (6)	24,670,093	47.26	47.26	Railroad logistics
Equimac S.A	1,395	50.00	50.00	Rental of commercial and industrial machinery and equipment

Indirect interest in joint ventures: equity method
MRS Logística S.A. (5)		14.58	16.30	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	49,074,882	20.00	20.00	Metallurgy and Equity interests

Exclusive funds: full consolidation
Diplic II- Fundo de investimento multimercado crédito privado		100.00	100.00	Investment fund
Caixa Vértice - Fundo de investimento multimercado crédito privado		100.00	100.00	Investment fund
VR1 - Fundo de investimento multimercado crédito privado		100.00	100.00	Investment fund

(*) Dormant companies.

1.	As of December 31, 2020, CSN held 158,419,480 shares of CSN Mineração S.A.. On February 17, 2021, it occurred a stock split of the shares, at a ratio of 1:30, by which the number of shares held by CSN changes to 4,752,584,400 shares. Subsequently, upon the public offering of the shares of CSN Mineração, CSN’s interest was diluted and the number of shares after the split changed to 4,374,779,493 shares.

2.	As of June 30, 2021 and December 31,2020, the Company had 510.726.198 and 486.592.830 common shares in FTL - Ferrovia Transnordestina Logística S.A, respectively.

3.	As of December 31, 2020, CSN held 90 shares of CSN Cimentos S.A. On January 31, 2021, CSN subscribed capital in CSN Cimentos S.A., which was paid-up by transfer of assets and liabilities related to the operations of cement in CSN. Consequently, the number of shares held by CSN increased to a total of 2,956,094,581 common shares (see note 10.c). On May 14, 2021, CSN Cimentos S.A.'s shares were split into 5.912189182:1, and CSN now holds 333,333,332 common shares.

4.	Berkeley Participações e Empreendimentos S.A. was acquired on May 10, 2021 and Fremont Empreendimentos e Participações S.A. was acquired on June 30, 2021, under a share purchase agreement signed on that same date.

5.	As of June 30, 2021 and December 31, 2020 the Company directly held 63,377,198 shares, of which 26,611,282 common and 36,765,916 preferred, and its direct subsidiary, CSN Mineração S.A., held 63,338,872, of which 25,802,872 common shares and 37,536,000 preferred, of MRS Logística S.A.

6.	As of June 30, 2021 and December 31, 2020, the Company had 24,168,304 common shares and 501,789 Class B preferred shares.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

10.a)	Investments in joint ventures, joint operations, associates and other investments

The number of shares, the balances of assets and liabilities, shareholders’ equity and the profit / (loss) amounts for the period in those investees are as follows:

				06/30/2021			12/31/2020	06/30/2020
Companies	Participation in				Participation in
	Assets	Liabilities	Shareholders’ equity	Profit /(Loss) for the period	Assets	Liabilities	Shareholders’ equity	Profit /(Loss) for the period

Investments under the equity method
Subsidiaries
CSN Islands VII Corp.	470,525	2,907,850	(2,437,325)	61,098	481,327	2,979,749	(2,498,422)	(744,971)
CSN Inova Ventures	8,437,014	9,375,896	(938,882)	(229,121)	9,534,299	10,244,025	(709,726)	(264,678)
CSN Islands XII Corp.	3,979,231	6,764,359	(2,785,128)	(78,526)	2,497,173	5,203,776	(2,706,603)	(843,232)
CSN Steel S.L.U.	4,367,303	45,479	4,321,824	14,392	4,522,589	28,642	4,493,947	550,073
Sepetiba Tecon S.A.	749,410	440,978	308,432	3,450	731,294	431,801	299,493	3,953
Minérios NacionalS.A.	454,761	181,003	273,758	133,488	292,708	152,438	140,270	16,648
Valor Justo - Minérios Nacional S.A.			2,123,507				2,123,507
Estanho de Rondônia S.A.	104,311	142,122	(37,811)	(9,700)	103,484	131,596	(28,112)	(9,457)
Companhia Metalúrgica Prada	863,216	623,970	239,246	92,770	750,130	603,654	146,476	(38,942)
CSN Mineração S.A.	21,375,315	9,254,663	12,120,652	3,852,844	17,166,329	7,887,964	9,278,992	1,068,875
CSN Energia S.A.	122,283	73,751	48,532	1,608	130,642	83,718	46,924	(5,388)
FTL - Ferrovia Transnordestina Logística S.A.	466,406	252,160	214,246	(14,026)	471,952	254,510	217,442	(22,551)
Companhia Florestal do Brasil	51,733	3,902	47,831	(1,716)	52,073	2,526.0	49,547	(916)
Nordeste Logística S.A.	65	56	9	(4)	69	55	14	(3)
CBSI - Companhia Brasileira de Serviços de Infraestrutura	127,182	100,157	27,025	6,703	118,553	98,231	20,322	(572)
Goodwill - CBSI - Companhia Brasileira de Serviços de Infraestrutura			15,225				15,225
CSN Cimentos S.A.	3,618,619	541,308	3,077,311	92,088
	45,187,374	30,707,654	16,618,452	3,925,348	36,852,622	28,102,685	10,889,296	(291,161)
Joint-venture and Joint-operation
Itá Energética S.A.	291,245	25,769	265,476	14,394	268,447	17,365	251,082	6,032
MRS Logística S.A.	2,014,000	1,158,291	855,709	51,793	2,088,151	1,284,265	803,886	10,226
Transnordestina Logística S.A.	4,774,593	3,633,711	1,140,882	(19,222)	4,657,691	3,497,587	1,160,104	(17,973)
Fair Value (*) - Transnordestina			271,116				271,116
Equimac S.A	8,774	504	8,270	135	7,536	301	7,235
	7,088,612	4,818,275	2,541,453	47,100	7,021,825	4,799,518	2,493,423	(1,715)
Associates
Arvedi Metalfer do Brasil S.A.	42,682	31,118	11,564	1,438	40,528	32,490	8,038	(5,247)
	42,682	31,118	11,564	1,438	40,528	32,490	8,038	(5,247)
Classified at fair value through profit or loss (note 14 II)
Panatlântica			219,979				59,879
			219,979				59,879
Other investments
Profits on subsidiaries' inventories			(75,248)	(19,705)			(55,543)	(39,648)
Investment Property			143,796				144,999
Others			63,536	7,574			63,538	(195)
			132,084	(12,131)			152,994	(39,843)
Total investments			19,523,532	3,961,755			13,603,630	(337,966)

Classification of investments in the balance sheet
Investments in assets			25,578,883				19,401,494
Investments with negative equity			(6,199,147)				(5,942,863)
Investment Property			143,796				144,999
			19,523,532				13,603,630

(*) As of June 30, 2021 and December 31, 2020, the net balance of R$271,116 refers to the Fair Value generated by the loss of control of Transnordestina Logística SA in the amount of R$659,105 and impairment of R$387,989.

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10.b)	Changes in investments in subsidiaries, jointly controlled companies, joint operations, associates and other investments

	Consolidated		Parent Company
	06/30/2021	12/31/2020	06/30/2021	12/31/2020

Opening balance of investments (assets)	3,535,906	3,482,974	19,401,494	17,316,463
Opening balance of loss provisions (liabilities)			(5,942,863)	(3,908,563)
Total	3,535,906	3,482,974	13,458,631	13,407,900
Capital increase/acquisition of shares (1)	5,938	3,400	2,996,983	60,361
Dividends (2)		(82,642)	(1,160,592)	(2,496,422)
Comprehensive income (3)	28	6,895	(167,091)	581,514
Update of shares measured at fair value through profit or loss (Note 14 II)	160,100	12,579	160,100	12,579
Sales of equity interest (note 10.d) (4)			(692,115)
Net gain due to increased capital and issued new shares in n investments (note2 10.d) (5)			822,093
Equity in results of affiliated companies(6)	88,000	124,324	3,961,755	1,892,686
Amortization of fair value - investment MRS	(5,873)	(11,747)
Others	11	123	(28)	13
Closing balance of investments (assets)	3,784,110	3,535,906	25,578,883	19,401,494
Balance of provision for investments with negative equity (liabilities)			(6,199,147)	(5,942,863)
Total	3,784,110	3,535,906	19,379,736	13,458,631

1.	In June 2021, through CSN Inova Ventures, an investment was made in 2D Materials (2DM) in the amount of US$1,000, corresponding to R$5,037. In January 2021 there was an increase in capital of our subsidiary CSN Cimentos by CSN transfer of net assets (see Note 10.c).

2.	In 2021, it mainly refers to dividends of the subsidiary CSN Mineração SA in the amount of R$1,160,592 (R$2,437,482 on December 31, 2020).

3.	Refers to translation to the reporting currency of the foreign investments of which functional currency is not the Brazilian Reais, actuarial gain/loss and gain/loss on investment hedge from investments accounted for under the equity method.

4.	Refers to the cost of the shares sold in the Initial Public Offering of the subsidiary CSN Mineração S.A. (see Note 10.d)

5.	Refers to the gain in the sale of shares in the Initial Public Offering of the subsidiary CSN Mineração S.A., after the issuance of the shares.

6.	The table below shows the reconciliation of the equity in results of affiliated companies classified as joint venture and associates and the amount disclosed in the income statement and it is due to the elimination of the results of the CSN´s transactions with these companies.

		Consolidated
	06/30/2021	06/30/2020

Equity in results of affiliated companies
MRS Logística S.A.	103,560	20,447
Transnordestina Logística S.A.	(19,222)	(17,973)
Arvedi Metalfer do Brasil S.A.	1,438	(5,247)
Equimac S.A.	135
Others	2,089
	88,000	(2,773)
Eliminations
To cost of sales	(28,852)	(11,988)
To taxes	9,810	4,075
Others
Amortizated at fair value - Investment in MRS	(5,873)	(5,873)
Others	5,481	(195)
Equity in results	68,566	(16,754)

10.c)	CSN Cimentos

Drop down - Cement

Our cement operations began in May 2009 with a crushing unit in Volta Redonda/RJ, motivated by the synergy between that activity and the generation of slag produced in our blast furnaces in the Presidente Vargas steel plant (“UPV”), a material used as raw material in the production of cement. Located within the UPV premises, in Volta Redonda/RJ, that business unit has an annual capacity of 2.4 million tons of cement type CP-III.

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Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

In 2011, our self-production of clinker was initiated after the installation of a furnace in Arcos/MG, with a daily capacity of 2,500 tons, using calcitic limestone extracted in the Bocaina mine, existing in the same location that also supplies steel limestone to UPV. The clinker produced is prioritarily cargoed by rail to our cement plant in Volta Redonda/RJ.

In 2015, the unit in Arcos/MG stared its production of cement with the installation of two vertical crushers with an annual capacity of 2.3 million tons, rising our annual installed capacity to 4.7 million tons. In 2016 a second production line of clinker was assembled, with a furnace for 6,500 tons per day reaching full independence for clinker in the production of cement.

The production in Arcos is primarily of cement type CP-II, basically composed of clinker, slag, limestone and plaster, and the composition of those materials varies depending on the final product intendend. Also, in Arcos, there is extraction of limestone and dolomite destined to UPV.

The cement activities were held by the parent company and, recently, the Company decided to drop down the net assets of cement to a subsidiary named CSN Cimentos. The drop down occurred on January 31, 2021 by an increase in capital of R$2,956,094, upon issuance of 2,956,094,491 common shares, subscribed and paid-up at the same date by CSN through the transfer of net assets related to the cement activities, as detailed described in the Valuation Report approved in the Extraordinary General Meeting.

Find below the breakdown of the net assets contributed:

	31/12/2020	31/01/2021
Assets	Appraisal reports	Close balance
Trade receivables	37,171	54,684
Inventories	134,309	164,460
Other assets	29,186	30,228
Property, plant and equipment	3,151,349	3,129,161
Intangíible assets	8,086	8,086
Liabilities
Trade payables	(253,186)	(278,538)
Other payables current	(42,074)	(34,301)
Lease liabilities	(42,257)	(24,430)
Other provisions	(66,490)	(64,125)
Net assets	2,956,094	2,985,225

•        Acquisition Intention Elizabeth Companies

On June 29, 2021 a Purchase and Sale Agreement was signed for the acquisition of Elizabeth Cimentos S/A and Elizabeth Mineração Ltda. one of the most modern plants in the country, with relevant operations in the Northeast region, especially in Paraíba and Pernambuco. The acquisition of the aforementioned companies will add a production capacity for CSN Cimentos of 1.3 million tons per year. With the closing of the transaction, CSN Cimentos will have a total capacity of 6.0 million tons per year. The deal was valued at R$1.08 billion and involves cash payments, capital contributions and assumption of debt, the outcome of which is expected to occur after approval by the competition authorities.

10.d)	Initial Public Offering of the subsidiary CSN Mineração

On February 17, 2021, the subsidiary CSN Mineração concluded its initial public offering at B3 – Brasil, Bolsa, Balcão. The final prospectus of the public offering consisted of: (i) primary distribution of 161,189,078 shares (“Primary Offering”); and (ii) secondary distribution of 422,961,066 shares, being initially 372,749,743 shares (“Secondary Offering”), increased by 50,211,323 supplementary shares held by CSN (“Supplementary Shares”).

The price per share (“Price per Share”) was fixed at R$8.50 after the collection of intention of investments collected from institutional buyers in Brasil and abroad.

Upon conclusion of the offering, the Company’s interest in the subsidiary CSN Mineração changed from 87.52% to 78.24%.

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Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

•	Primary Distribution of Shares

Upon the primary distribution, CSN Mineração issued 161,189,078 shares (“Primary Offering”) and capitalized the total amount of R$1,370,107 (R$1,347,862, net of transaction costs).

The issuance of 161,189,078 shares diluted the Company’s interest in the capital of CSN Mineração and, accordingly, the Company recognized in other comprehensive income a gain from the change of ownership percentage.

The impact of the transaction is presented below:

Gain on participation in the capital increase	1,060,530
Loss due to dilution of participation with issue of new shares	(231,044)
Equity adjustment by dilution of share percentage	(7,393)
Net gain from the transaction	822,093

•	Secondary Distribution of Shares

Upon the secondary distribution of shares, the Company sold 327,593,584 common shares and, additionally, in March 2021 sold supplementary 50,211,323 common shares, totaling 377,804,907 or 9.3% of shares previously held, in the total amount of R$3,211,342 (R$3,164,612, net of transaction costs). The gain for the sale was recognized as Other Operating Income.

The main impacts of the transaction are presented as follows:

Equity in the transaction	9,947,525
Number of share before initial public offering	5,430,057,060
Cost per share	R$ 1.83

Number of shares sold by CSN	377,804,907
Price per share	R$ 8.50

(+) Net cash generated in the transaction	3,211,342
(-) Transaction cost	(46,730)
(=) net cahs reveivable (a)	3,164,612
(-) Cost of shares(b)	(692,115)
(=) Net gain from the transaction (a)+(b)	2,472,497

10.e)	Joint ventures and joint operations financial information

The balance sheet and income statement balances of the companies whose control is shared are shown below and refer to 100% of the companies’ results:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

				06/30/2021				12/31/2020
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	33.22%	47.26%	50.00%	48.75%	34.94%	47.26%	50.00%	48.75%
Balance sheet
Current Assets
Cash and cash equivalents	951,829	854	3,556	107,480	1,206,484	1,390	1,351	48,919
Advances to suppliers	24,548	1,557	52	846	27,312	1,948		742
Other current assets	548,847	48,251	3,392	93,896	823,204	51,793	2,356	89,521
Total current assets	1,525,224	50,662	7,000	202,222	2,057,000	55,131	3,707	139,182
Noncurrent Assets
Other non-current assets	630,517	223,017		20,442	608,878	225,492		20,807
Investments, PP&E and intangible assets	8,649,328	9,828,884	10,548	374,761	8,537,009	9,574,588	11,365	390,672
Total non-current assets	9,279,845	10,051,901	10,548	395,203	9,145,887	9,800,080	11,365	411,479
Total Assets	10,805,069	10,102,563	17,548	597,425	11,202,887	9,855,211	15,072	550,661

Current Liabilities
Borrowings and financing	769,429	262,020			828,439	241,029
Lease liabilities	308,382				317,526
Other current liabilities	1,071,193	122,373	1,008	37,543	1,117,975	125,794	602	19,721
Total current liabilities	2,149,004	384,393	1,008	37,543	2,263,940	366,823	602	19,721
Noncurrent Liabilities
Borrowings and financing	1,738,838	6,581,886			2,162,657	6,368,070
Lease liabilities	1,571,910				1,674,594
Other non-current liabilities	754,458	722,291		15,316	788,862	665,653		15,900
Total non-current liabilities	4,065,206	7,304,177		15,316	4,626,113	7,033,723		15,900
Shareholders’ equity	4,590,859	2,413,993	16,540	544,566	4,312,834	2,454,665	14,470	515,040
Total liabilities and shareholders’ equity	10,805,069	10,102,563	17,548	597,425	11,202,887	9,855,211	15,072	550,661

	01/01/2021 a 06/30/2021				01/01/2020 a 06/30/2020
	Joint-Venture			Joint-Operation		Joint-Venture	Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Itá Energética
	33.22%	47.26%	50.00%	48.75%	34.94%	47.26%	48.75%
Statements of Income
Net revenue	2,128,326	138	4,116	116,169	1,603,235		82,080
Cost of sales and services	(1,379,667)		(3,241)	(38,000)	(1,223,492)		(31,402)
Gross profit	748,659	138	875	78,169	379,743		50,678
Operating (expenses) income	(133,500)	(31,620)	(612)	(32,504)	(139,966)	(26,018)	(32,429)
Financial income (expenses), net	(194,988)	(9,189)	7	(920)	(152,989)	(12,012)	484
Income before income tax and social contribution	420,171	(40,671)	270	44,745	86,788	(38,030)	18,733
Current and deferred income tax and social contribution	(142,301)			(15,220)	(31,926)		(6,360)
Profit / (loss) for the period	277,870	(40,671)	270	29,525	54,862	(38,030)	12,373

10.f)	TRANSNORDESTINA LOGÍSTICA SA (“TLSA”)

It is in the pre-operational phase and should remain so until the completion of Mesh II. The approved schedule, which provided for the completion of the work for January 2017, is currently under discussion with the responsible bodies. Its Management understands that new deadlines for the completion of the project will not substantially negatively imply the expected return on investment.

Management relies on resources from its shareholders and third parties to complete the work, which it expects to be available, based on previously concluded agreements and recent discussions between the parties involved. After evaluating this matter, The Management concluded that the use of the project’s business continuity accounting basis in the preparation of the interim financial information, was considered appropriate.

The assumptions used to evaluate the impairment test in December 2020 remain valid and there is no event to justify the recognition of impairment in the second quarter of 2021.

10.g)	Investment properties:

The balance of investment properties as of June 30, 2021 is shown below:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

	Consolidated			Parent Company
	Land	Buildings	Total	Land	Buildings	Total
Balance at December 31, 2020	97,610	62,264	159,874	94,431	50,568	144,999
Cost	97,610	86,548	184,158	94,431	74,260	168,691
Accumulated depreciation		(24,284)	(24,284)		(23,692)	(23,692)
Balance at December 31, 2020	97,610	62,264	159,874	94,431	50,568	144,999
Depreciation (note 24)		(1,474)	(1,474)		(1,203)	(1,203)
Transfers to other asset categories	(132)	132		(132)	132
Balance at June 30, 2021	97,478	60,922	158,400	94,299	49,497	143,796
Cost	97,478	86,680	184,158	94,299	74,392	168,691
Accumulated depreciation		(25,758)	(25,758)		(24,895)	(24,895)
Balance at June 30, 2021	97,478	60,922	158,400	94,299	49,497	143,796

The Company’s estimate of the fair value of investment properties was of R$1,863,563 at June 30, 2021 and December 31, 2020) in the consolidated and R$1,795,553 at the parent company.

The average estimated useful lives for the periods are as follows (in years):

		Consolidated		Parent Company
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Buildings	27	27	28	28

11.	PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Right of use (i)	Other (*)	Total
Balance at December 31, 2020	257,686	2,677,565	12,457,383	26,297	3,680,322	516,668	100,302	19,716,223
Cost	257,686	4,752,412	26,213,225	182,974	3,680,322	634,786	414,705	36,136,110
Accumulated depreciation		(2,074,847)	(13,755,842)	(156,677)		(118,118)	(314,403)	(16,419,887)
Balance at December 31, 2020	257,686	2,677,565	12,457,383	26,297	3,680,322	516,668	100,302	19,716,223
Effect of foreign exchange differences	(7,377)	(12,978)	(36,974)	(454)	(4,148)	(534)	(7)	(62,472)
Acquisitions			133,216	2,357	1,031,304	55,681	1,871	1,224,429
Capitalized interest (1) (notes 26 and 29)					36,833			36,833
Write-offs (note 25)			(436)	(159)	(2,664)	(38,017)	(1,166)	(42,442)
Depreciation (note 24)	(229)	(75,670)	(835,692)	(2,635)		(32,488)	(16,097)	(962,811)
Transfers to other asset categories	229	20,441	945,270	162	(985,008)		18,906
Transfers to intangible assets					(14,270)			(14,270)
Right of use - Remesurement						7,865		7,865
Others			(17)		1,734		86	1,803
Balance at June 30, 2021	250,309	2,609,358	12,662,750	25,568	3,744,103	509,175	103,895	19,905,158
Cost	250,309	4,742,253	27,104,795	180,986	3,744,103	645,855	420,266	37,088,567
Accumulated depreciation		(2,132,895)	(14,442,045)	(155,418)		(136,680)	(316,371)	(17,183,409)
Balance at June 30, 2021	250,309	2,609,358	12,662,750	25,568	3,744,103	509,175	103,895	19,905,158

	Parent Company
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Right of use (i)	Other (*)	Total
Balance at December 31, 2020	28,953	1,014,542	7,519,472	8,397	1,652,468	64,659	27,233	10,315,724
Cost	28,953	1,333,345	15,039,880	98,193	1,652,468	107,528	139,806	18,400,173
Accumulated depreciation		(318,803)	(7,520,408)	(89,796)		(42,869)	(112,573)	(8,084,449)
Balance at December 31, 2020	28,953	1,014,542	7,519,472	8,397	1,652,468	64,659	27,233	10,315,724
Acquisitions			13,939	1,886	389,294	570	7	405,696
Capitalized interest (1) (notes 26 and 29)					13,917			13,917
Write-offs (note 25)						(17,072)		(17,072)
Depreciation (note 24)		(9,553)	(391,579)	(876)		(4,551)	(2,841)	(409,400)
Drop down of Cements (note 10.c)	(3,350)	(720,068)	(1,643,144)	(687)	(733,706)	(23,697)	(4,509)	(3,129,161)
Transfers to other asset categories		20	597,362		(598,028)		646
Transfers to intangible assets					(13,967)			(13,967)
Right of use - Remesurement						(1,728)		(1,728)
Balance at June 30, 2021	25,603	284,941	6,096,050	8,720	709,978	18,181	20,536	7,164,009
Cost	25,603	492,411	13,336,816	95,860	709,978	34,694	126,442	14,821,804
Accumulated depreciation		(207,470)	(7,240,766)	(87,140)		(16,513)	(105,906)	(7,657,795)
Balance at June 30, 2021	25,603	284,941	6,096,050	8,720	709,978	18,181	20,536	7,164,009

(*) Refer substantially to: i) in the consolidated picture: assets for railway use, such as yards, rails, mines and dormant;

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

(1) The costs of capitalized interest is calculated, basically, for Mining and Steel projects that substantially refer, substantially, to:

- Steel: echnological modernization and acquisition of new equipment for the maintenance of the production capacity of the Presidente Vargas Plant (RJ);

- Mining: the expansion of Casa de Pedra (MG) and TECAR (RJ) - see notes 26 and 29.

(i)	Right of use

Below the movements of the right of use recognized on June 30, 2021:

					Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2020	393,015	66,086	51,946	5,621	516,668
Cost	434,689	75,882	81,598	42,617	634,786
Accumulated depreciation	(41,674)	(9,796)	(29,652)	(36,996)	(118,118)
Balance at December 31, 2020	393,015	66,086	51,946	5,621	516,668
Effect of foreign exchange differences		52	(487)	(99)	(534)
Addition		145	52,695	2,841	55,681
Remesurement	1,821	(1,272)	7,316		7,865
Depreciation	(11,060)	(514)	(13,637)	(7,277)	(32,488)
Write-offs	(16,940)		(20,944)	(133)	(38,017)
Transfers to other asset categories	5,935	(7,882)	1,539	408
Balance at June 30, 2021	372,771	56,615	78,428	1,361	509,175
Cost	419,264	74,807	119,138	32,646	645,855
Accumulated depreciation	(46,493)	(18,192)	(40,710)	(31,285)	(136,680)
Balance at June 30, 2021	372,771	56,615	78,428	1,361	509,175

	Parent Company
	Land	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2020	21,081	42,082	1,496	64,659
Cost	37,700	64,003	5,825	107,528
Accumulated depreciation	(16,619)	(21,921)	(4,329)	(42,869)
Balance at December 31, 2020	21,081	42,082	1,496	64,659
Addition			570	570
Drop down of Cements (note 10.c)	(1,808)	(21,497)	(392)	(23,697)
Remesurement	(1,728)			(1,728)
Depreciation	(3,255)	(958)	(338)	(4,551)
Write-offs	(16,940)		(132)	(17,072)
Transfers to other asset categories	5,935	(5,935)
Balance at June 30, 2021	3,285	13,692	1,204	18,181
Cost	14,764	17,034	2,896	34,694
Accumulated depreciation	(11,479)	(3,342)	(1,692)	(16,513)
Balance at June 30, 2021	3,285	13,692	1,204	18,181

The average estimated useful lives for the periods are as follows (in years):

		Consolidated		Parent Company
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Buildings and Infrastructure(1)	34	34	31	42
Machinery, equipment and facilities	19	20	21	21
Furniture and fixtures	13	12	13	13
Others	10	10	12	12

(1) In the Parent Company the reduction is due to the Drop down of the cement assets from CSN to CSN Cimentos S.A..

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

12.	INTANGIBLE ASSETS

						Consolidated		Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Software	Rights and licenses	Total
Balance at December 31, 2020	3,606,156	278,041	45,665	215,532	3,169,349	2,051	7,316,794	40,236	8,086	48,322
Cost	3,846,563	823,540	182,059	215,532	3,193,787	2,051	8,263,532	131,795	8,088	139,883
Accumulated amortization	(131,077)	(545,499)	(136,394)		(24,438)		(837,408)	(91,559)	(2)	(91,561)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2020	3,606,156	278,041	45,665	215,532	3,169,349	2,051	7,316,794	40,236	8,086	48,322
Effect of foreign exchange differences		(16,617)	(184)	(15,217)		(145)	(32,163)
Acquisitions and expenditures			428				428
Transfer of property, plant and equipment			14,270				14,270	13,967		13,967
Drop down of Cements (note 10.c)									(8,086)	(8,086)
Amortization (note 24)		(34,735)	(5,306)		(7,931)		(47,972)	(4,048)		(4,048)
Balance at June 30, 2021	3,606,156	226,689	54,873	200,315	3,161,418	1,906	7,251,357	50,155		50,155
Cost	3,846,563	765,495	192,784	200,315	3,193,787	1,906	8,200,850	145,762		145,762
Accumulated amortization	(131,077)	(538,806)	(137,911)		(32,369)		(840,163)	(95,607)		(95,607)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at June 30, 2021	3,606,156	226,689	54,873	200,315	3,161,418	1,906	7,251,357	50,155		50,155

(*) Composed mainly of mining rights. Amortization is based on production volume.

The average useful life by nature is as follows (in years):

		Consolidated		Parent Company
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Software	9	9	10	9
Customer relationships	13	13

12.a)	Goodwill impairment test

Goodwill arising from expected future profitability of acquired companies and intangible assets with indefinite useful lives (brands) were allocated to CSN’s cash generating units (CGUs) which represent the lowest level of assets or group of assets of the Company. According to CPC 01 (R1) / IAS36, when a CGU has an intangible asset with no defined useful life allocated, the Company must perform an impairment test.

The assumptions used in the calculation of the value in use on December 31, 2020, remain in force and it was not necessary to record impairment losses on the balances of these assets for the period ended June 30, 2021

13.	BORROWINGS AND FINANCING

The balances of loans, financing and debentures that are recorded at amortized cost are as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

			Consolidated		Parent Company
	Current Liabilities		Noncurrent Liabilities		Current Liabilities		Noncurrent Liabilities
	06/30/2021	12/31/2020	06/30/2021	12/31/2020	06/30/2021	12/31/2020	06/30/2021	12/31/2020

Foreign Debt
Floating Rates:
Prepayment	1,245,235	1,119,558	3,322,411	3,457,105	1,207,786	1,118,415	1,053,213	3,067,352
Fixed Rates:
Bonds, Perpetual bonds, Facility, CCE and ACC	362,062	426,676	21,317,458	19,898,213		31,969
Intercompany					329,056	475,035	7,877,058	12,971,249
Fixed interest in EUR
Intercompany					11,778	9,132	1,216,246	1,595,775
Facility	177,848	326,970	103,733	143,503
	1,785,145	1,873,204	24,743,602	23,498,821	1,548,620	1,634,551	10,146,517	17,634,376

Debt agreements in Brazil
Floating Rate Securities in R$:
BNDES/FINAME, Debentures, NCE and CCB	2,344,953	2,282,279	5,936,465	7,716,307	2,153,064	2,234,683	5,227,360	6,838,197
Fixed Rate Securities in R$:
Intercompany					18,462	18,423
	2,344,953	2,282,279	5,936,465	7,716,307	2,171,526	2,253,106	5,227,360	6,838,197
Total Borrowings and Financing	4,130,098	4,155,483	30,680,067	31,215,128	3,720,146	3,887,657	15,373,877	24,472,573
Transaction Costs and Issue Premiums	(36,316)	(29,030)	(175,569)	(70,928)	(27,870)	(29,164)	(42,444)	(48,820)
Total Borrowings and Financing + Transaction cost	4,093,782	4,126,453	30,504,498	31,144,200	3,692,276	3,858,493	15,331,433	24,423,753

13.a)	Borrowing and amortization, financing and debentures

The following table shows amortization and funding during the period:

		Consolidated	Parent Company
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Opening balance	35,270,653	27,967,036	28,282,246	24,099,460
New debts	6,957,065	8,116,247	1,435,178	2,502,457
Repayment	(6,697,746)	(6,448,658)	(10,209,730)	(2,907,845)
Payments of charges	(1,008,722)	(1,922,130)	(434,194)	(1,051,557)
Accrued charges (Note 26)	962,858	2,002,052	373,175	1,012,750
Others(1)	(885,828)	5,556,106	(422,966)	4,626,981
Closing balance	34,598,280	35,270,653	19,023,709	28,282,246
1.	Including unrealized exchange and monetary variations and funding cost.

On June 30,2021, the Company entered into new debt agreements and amortized borrowings as shown below:

			Consolidated
			06/30/2021
Nature	New debts	Repayment	Interest payment
Prepayment (1)	1,935,627	(1,942,732)	(60,343)
Bonds, Perpetual bonds, ACC, CCE and Facility (2)	4,980,535	(2,991,371)	(798,973)
BNDES/FINAME, Debentures, NCE and CCB (3)	40,903	(1,763,643)	(149,406)
	6,957,065	(6,697,746)	(1,008,722)

(1)	During the first quarter of 2021, the Company amortized debts initially scheduled for October 2021 and January 2022 in the amount of US$329 million, equivalent to R$1.9 billion. In June 2021, the Company raised Prepayments through its subsidiary CSN Mineração in the total amount of US$386 million, equivalent to R$1.9 billion. Payments are scheduled from 2021 to 2033

(2)	In the second quarter of 2021 The Company issued debt securities in the foreign market ("Notes"), in the amount of US$850 million, equivalent to R$4.3 billion, through its subsidiary CSN Resources, maturing in 2031. Additionally, it used part of the funds in the amount of US$421 million in the "Tender Offer" of Notes issued by CSN Resources S.A. maturing in 2023. All Notes mentioned above are unconditionally and irrevocably guaranteed by the Company.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

(3)	In the first quarter of 2021 The Company repurchased 450,000 debentures in the amount of R$391 million anticipating maturities scheduled from March 2021 to December 2023.

The following table shows the average interest rates:

		Consolidated		Parent Company
		06/30/2021		06/30/2021
	Average interest rate (i)	Total debt	Average interest rate (i)	Total debt
US$	5.97%	26,247,166	1.51%	10,467,113
EUR	1.50%	281,581	3.89%	1,228,024
R$	5.37%	8,281,418	5.34%	7,398,886
		34,810,165		19,094,023
(i)	To determine the average interest rate on debt contracts with floating rates, the Company used the rates applied on June 30, 2020. In the Parent Company, it considers the interest rate of the contracts intercompany.

13.b)	Maturities of loans, financing and debentures presented in current and non-current liabilities

			Consolidated			Parent Company
			06/30/2021			06/30/2021
			Principal			Principal
	Borrowings and financing in foreign currency	Borrowings and financing in national currency	Total	Borrowings and financing in foreign currency	Borrowings and financing in national currency	Total
2020	963,846	792,115	1,755,961	732,746	789,576	1,522,322
2022	1,094,837	2,748,292	3,843,129	1,033,970	2,418,333	3,452,303
2023	3,779,459	2,902,182	6,681,641	1,752,028	2,551,973	4,304,001
2024	390,476	1,245,444	1,635,920	3,199,183	1,045,628	4,244,811
2025	210,893	71,649	282,542	412,681	71,640	484,321
2026	3,194,305	71,640	3,265,945	587,780	71,640	659,420
After 2026	11,892,731	450,096	12,342,827	3,976,749	450,096	4,426,845
Perpetual bonds	5,002,200		5,002,200
	26,528,747	8,281,418	34,810,165	11,695,137	7,398,886	19,094,023

•      Covenants

The Company’s borrowing agreements provide for the fulfillment of certain non-financial obligations, as well as the maintenance of certain parameters and performance indicators, such as the publication of its audited financial statements within the regulatory terms or payment of commission for assumption of risks if the indicator of net debt to EBITDA reaches the levels set out in such agreements. Until now, the Company is in compliance with all financial and non-financial obligations (covenants) of its current contracts.

At the moment, the Company is in compliance with the financial and non-financial obligations (covenants) of its agreements in force.

14.	FINANCIAL INSTRUMENTS

I - Identification and valuation of financial instruments

The Company may operate with several financial instruments, with emphasis on cash and cash equivalents, including financial investments, marketable securities, accounts receivable from customers, accounts payable to suppliers and borrowings and financing. Additionally, we may also operate with derivative financial instruments, such as swap exchange rate, swap interest and derivatives with commodities.

Considering the nature of the instruments, the fair value is basically determined by the use of quotations in the capital markets in Brazil and the Mercantile and Futures Exchange. The amounts recorded in current assets and liabilities have immediate liquidity. Considering the term and characteristics of these instruments, fair values do not differ from the recorded amounts.

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Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

•	Classification of financial instruments

							Consolidated
Consolidated				06/30/2021			12/31/2020
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	4		21,756,753	21,756,753		9,944,586	9,944,586
Short-term investments	5	3,159,021	405,106	3,564,127	3,305,109	478,253	3,783,362
Trade receivables	6		5,308,206	5,308,206		2,867,352	2,867,352
Dividends and interest on equity	9		38,086	38,086		38,088	38,088
Derivative financial instruments	9	5,679		5,679
Trading securities	9	23,255		23,255	5,065		5,065
Loans - related parties	8		734	734
Total		3,187,955	27,508,885	30,696,840	3,310,174	13,328,279	16,638,453

Non-current
Investments	5		118,790	118,790		123,409	123,409
Other trade receivables	9		2,445	2,445		2,445	2,445
Eletrobrás compulsory loan	9		864,647	864,647		852,532	852,532
Receivables by indemnity	9		526,039	526,039		517,183	517,183
Loans - related parties	9		1,089,308	1,089,308		966,050	966,050
Investments	10	219,979		219,979	59,879		59,879
Total		219,979	2,601,229	2,821,208	59,879	2,461,619	2,521,498

Total Assets		3,407,934	30,110,114	33,518,048	3,370,053	15,789,898	19,159,951

Liabilities
Current
Borrowings and financing	13		4,130,098	4,130,098		4,155,483	4,155,483
Trade payables	17		7,001,074	7,001,074		4,819,539	4,819,539
Trade payables -drawee risk	15		2,190,459	2,190,459		623,861	623,861
Dividends and interest on capital	15		64,170	64,170		946,133	946,133
Leases	16		93,501	93,501		93,626	93,626
Derivative financial instruments		32,155		32,155	8,722		8,722
Total		32,155	13,479,302	13,511,457	8,722	10,638,642	10,647,364

Non-current
Borrowings and financing	13		30,680,067	30,680,067		31,215,128	31,215,128
Trade payables	17		103,420	103,420		543,527	543,527
Derivative financial instruments		73,268		73,268	97,535		97,535
Leases	16		436,725	436,725		436,505	436,505
Total		73,268	31,220,212	31,293,480	97,535	32,195,160	32,292,695

Total Liabilities		105,423	44,699,514	44,804,937	106,257	42,833,802	42,940,059

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

							Parent Company
Parent Company				06/30/2021			12/31/2020
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	4		3,611,770	3,611,770		4,647,125	4,647,125
Short-term investments	5	3,159,021	402,234	3,561,255	3,305,109	475,782	3,780,891
Trade receivables	6		1,855,694	1,855,694		1,549,703	1,549,703
Dividends and interest on equity	9		253,814	253,814		329,413	329,413
Trading securities	9	23,124		23,124	4,927		4,927
Loans - related parties	8		16,510	16,510		53,718	53,718
Total		3,182,145	6,140,022	9,322,167	3,310,036	7,055,741	10,365,777

Non-current
Investments	5		118,790	118,790		123,409	123,409
Other trade receivables	9		1,003	1,003		1,003	1,003
Eletrobrás compulsory loan	9		863,689	863,689		851,713	851,713
Receivables by indemnity	9		526,039	526,039		517,183	517,183
Loans - related parties	9		1,197,660	1,197,660		1,007,677	1,007,677
Investments	10	219,979		219,979	59,879		59,879
Total		219,979	2,707,181	2,927,160	59,879	2,500,985	2,560,864

Total Assets		3,402,124	8,847,203	12,249,327	3,369,915	9,556,726	12,926,641

Liabilities
Current
Borrowings and financing	13		3,720,146	3,720,146		3,887,657	3,887,657
Trade payables	17		4,445,459	4,445,459		4,133,089	4,133,089
Trade payables -drawee risk	15		2,190,459	2,190,459		623,861	623,861
Dividends and interest on capital	15		1,423	1,423		901,983	901,983
Leases	16		6,947	6,947		26,546	26,546
Total			10,364,434	10,364,434		9,573,136	9,573,136

Non-current
Borrowings and financing	13		15,373,877	15,373,877		24,472,573	24,472,573
Trade payables	17		45,550	45,550		376,753	376,753
Derivative financial instruments	15	73,268		73,268	97,535		97,535
Leases	16		13,133	13,133		40,561	40,561
Total		73,268	15,432,560	15,505,828	97,535	24,889,887	24,987,422

Total Liabilities		73,268	25,796,994	25,870,262	97,535	34,463,023	34,560,558

•	Fair value measurement

The table below shows the financial instruments recorded at fair value through profit or loss, classifying them according to the fair value hierarchy:

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Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

Consolidated			06/30/2021			12/31/2020
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial assets at fair value through profit or loss
Financial investments	3,159,021		3,159,021	3,305,109		3,305,109
Derivative financial instruments		5,679	5,679
Trading securities	23,255		23,255	5,065		5,065
Non-current
Financial assets at fair value through profit or loss
Investments	219,979		219,979	59,879		59,879
Total Assets	3,402,255	5,679	3,407,934	3,370,053		3,370,053

Liabilities
Current
Financial liabilities at fair value through profit or loss
Derivative financial instruments		32,155	32,155		8,722	8,722
Non-current
Financial liabilities at fair value through profit or loss
Derivative financial instruments		73,268	73,268		97,535	97,535
Total Liabilities		105,423	105,423		106,257	106,257

Level 1 - Data are prices quoted in an active market for items identical to the assets and liabilities being measured.

Level 2 - Consider inputs observable in the market, such as interest rates, exchange rates, etc., but are not prices negotiated in active markets.

There are no assets or liabilities classified as level 3.

II - Investments in securities valued at fair value through profit or loss

The Company has common shares (USIM3), preferred shares (USIM5) of Usiminas (“Usiminas shares”) and shares of Panatlântica SA (PATI3), which are designated as fair value through profit or loss.

Usiminas shares are classified as current assets in financial investments and Panatlântica shares are classified as non-current assets under the investment item. They are recorded at fair value (fair value), based on the market price quote in B3.

In accordance with the Company’s policy, the gains and losses arising from the variation in the share price are recorded directly in the income statement as financial result in the case of financial investments, or as other operating income and expenses in the case of long-term investments.

Class of shares	06/30/2021				Sales of shares				12/31/2020				06/30/2021
	Quantity	Equity interest (%)	Share price	Closing Balance	Quantity	Share price	Net cash received	Net gain from the transaction	Quantity	Equity interest (%)	Share price	Closing Balance	Profit or loss for the period in 2021 (notes 25 and 26)
USIM3	106,620,851	15.12%	19.75	2,105,762	(535,800)	23.57	12,627	3,569	107,156,651	15.19%	15.69	1,681,288	437,100
USIM5	55,144,456	10.07%	19.10	1,053,259	(56,000,000)	23.12	1,294,720	502,275	111,144,456	20.29%	14.61	1,623,821	724,159
				3,159,021			1,307,347	505,844				3,305,109	1,161,259
PATI3	2,065,529	11.31%	106.50	219,979					2,065,529	11.31%	28.99	59,879	160,100
				3,379,000			1,307,347	505,844				3,364,988	1,321,359

In May 2021 the Company sold 535,800 common shares (USIM3) in the amount of R$12,627 and sold 56,000,000 preferred shares (USIM5) in the amount of R$1,294,720, totaling R$1,307,347.

III - Financial risk management:

The Company uses risk management strategies with guidance on the risks incurred by us. The nature and general position of financial risks are regularly monitored and managed in order to assess results and the financial impact on cash flow. Credit limits and hedge quality of counterparties are also reviewed periodically.

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Market risks are hedged when we consider necessary to support the corporate strategy or when it is necessary to maintain the level of financial flexibility.

We are exposed to exchange rate, interest rate, market price and liquidity risks.

The Company may manage some of the risks through the use of derivative instruments not associated with any speculative trading or short selling.

14.a)	Exchange rate, market price and interest rate risk:

•	Exchange rate risk

The exposure arises from the existence of assets and liabilities denominated in Dollar or Euro, since the Company’s functional currency is substantially the Real and is called natural exchange exposure. The net exposure is the result of the offsetting of the natural exchange exposure by the instruments of hedge adopted by CSN.

The consolidated net exposure as of June 30, 2021 is shown below:

		06/30/2021
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	2,682,634	99,558
Trade receivables	643,902	4,697
Financial investments	23,748
Other assets	17,141	4,528
Total Assets	3,367,425	108,783
Borrowings and financing	(5,247,123)
Trade payables	(387,134)	(10,808)
Iron ore derivative	(6,428)
Other liabilities	(6,776)	(1,386)
Total Liabilities	(5,647,461)	(12,194)
Foreign exchange exposure	(2,280,036)	96,589
Cash flow hedge accounting	3,762,450
Exchange rate swap CDI x Dollar	(67,000)
Net foreign exchange exposure	1,415,414	96,589

CSN uses as a strategy the Hedge Accounting, as well as derivative financial instruments to protect future cash flows.

Sensitivity analysis of Derivative Financial Instruments and Consolidated Foreign Exchange Exposure

The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for currency volatility, using the exchange rate closing rate as of June 30, 2021 as a reference.

The currencies used in the sensitivity analysis and their respective scenarios are shown below:

				06/30/2021
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	5.0022	5.2239	6.2528	7.5033
EUR	5.9276	6.1955	7.4095	8.8914
USD x EUR	1.1884	1.1858	1.4855	1.7826

The effects on the result, considering scenarios 1 and 2 are shown below:

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Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

					06/30/2021
Instruments	Notional	Risk	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$

Gross exchange position	(2,280,036)	Dollar	(505,484)	(2,851,299)	(5,702,598)

Cash flow hedge accounting	3,762,450	Dollar	834,135	4,705,132	9,410,264

Exchange rate swap CDI x Dollar	(67,000)	Dollar	(14,854)	(83,787)	(167,574)

Net exchange position	1,415,414	Dollar	313,797	1,770,046	3,540,092

Net exchange position	96,589	Euro	25,876	143,135	286,270

Exchange rate swap Dollar x Euro	88,350	Dollar	6,642	(82,158)	(140,716)

(*) The probable scenarios were calculated considering the following variations for risks: Real x Dollar - devaluation of the Real by 4.43% / Real x Euro – devaluation of the Real by 4.52% / Euro x Dollar - appreciation of Euro by 0.22%. Source: Central Bank of Brazil and European Central Bank quotations on Jul 12,2021.

•	Stock market price risks

The Company is exposed to the risk of changes in share prices due to investments valued at fair value through the result that are quoted based on the market price at B3.

Sensitivity analysis for stock price risks

We present below the sensitivity analysis for share price risks. The Company considered scenarios 1 and 2 to be 25% and 50% devaluation in the share price using the closing price on June 30, 2021 as a reference. The probable scenario considered a 5% devaluation in the share price.

The effects on the result, considering the probable scenarios, 1 and 2 are shown below:

		06/30/2021
Class of shares	Probable scenario	Scenario 1	Scenario 2

USIM3	(105,288)	(526,440)	(1,052,881)
USIM5	(52,663)	(263,315)	(526,630)
PATI3	(10,999)	(54,995)	(109,989)

•	Interest rate risk:

This risk arises from financial investments, borrowings and financing and debentures linked to the fixed and floating interest rates of the CDI, TJLP and Libor, exposing these financial assets and liabilities to interest rate fluctuations as shown in the sensitivity analysis table below.

Sensitivity analysis of changes in interest rates

We present below the sensitivity analysis for interest rate risks. The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for interest rate volatility using the closing rate as of June 30, 2021 as a reference.

The interest rates used in the sensitivity analysis and their respective scenarios are shown below:

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Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

			06/30/2021
Interest	Interest rate	Scenario 1	Scenario 2
CDI	4.15%	5.19%	6.23%
TJLP	4.61%	5.76%	6.92%
LIBOR	0.16%	0.20%	0.24%

The effects on the result, considering scenarios 1 and 2 are shown below:

						Consolidated
					Impact on profit or loss
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
CDI	2.65	7,053,327	(7,388,628)	(16,402)	(3,479)	(6,958)
TJLP	4.39		(825,561)	(1,970)	(9,561)	(19,122)
Libor	0.21		(4,521,739)	(45,907)	(1,803)	(3,606)

(*) The sensitivity analysis is based on the premise of maintaining the market values as of June 30, 2021 as a probable scenario recorded in the company’s assets and liabilities.

•	Market price risk:

The Company is also exposed to market risks related to the volatility of commodity and input prices. In line with its risk management policy, risk mitigation strategies involving commodities can be used to reduce cash flow volatility. These mitigation strategies may incorporate derivative instruments, predominantly forward transactions, futures and options.

Sensitivity analysis for price risks “Platts index”

Below we present the sensitivity analysis for price risks. The Company considered scenarios 1 and 2 to be 25% and 50% increase in the index “Platts” using the closing price as of June 30, 2020 as a reference.

The effects on the result, considering scenarios 1 and 2 are shown below:

	06/30/2021
Maturity	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$
8/2/2021	17,249	(332,377)	(664,754)
9/2/2021	4,236	(111,466)	(222,932)
10/2/2021	(447)	(38,497)	(76,994)
	21,038	(482,340)	(964,680)

(*) The probable scenario was calculated considering the quotation of “ Platts ”On Jul 7,2021 for the maturities of 8/2/2021, 9/2/2021 and 10/2/2021. Source: Bloomberg.

14.b)	Instruments protection: Derivatives and Hedge accounting cash flow and net investment hedge in foreign subsidiaries

• Derivative financial instruments portfolio position

Swap exchange rate Dollar x Euro

The subsidiary Lusosider has derivative transactions to hedge its dollar exposure against the euro.

Swap exchange rate CDI x Dollar

The Company has derivative transactions with Banco Bradesco to protect its debt in NCE raised in September 2019 with maturity in October 2023 in the amount of US$67 million (equivalent to R $ 278 million) at a cost compatible with that usually practiced by the Company. Additionally, in 2021, the Company sold US$100 million in NDF (Non-Deliverable Forward) with maturity in June 2021.

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Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

							Consolidated
							06/30/2021
				Appreciation (R$)		Fair value (market)	Impact on financial income (expenses) in 2021
Counterparties	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
Exchange rate swap Dollar x Real	06/01/21	Dollar					37,322
Total dollar x real swap (NDF)							37,322

Exchange rate swap Dollar x Euro	09/15/2021 a 11/26/2021	Dollar	71,750	356,384	(351,719)	4,665	8,098
Exchange rate swap Dollar x Euro	08/20/2021	Dollar	16,600	82,799	(81,785)	1,014	5,335
Total dollar-to-euro swap			88,350	439,183	(433,504)	5,679	13,433

Exchange rate swap CDI x Dollar	10/2/2021	Dollar	(67,000)	293,147	(366,415)	(73,268)	18,594
Total Swap CDI x dollar			(67,000)	293,147	(366,415)	(73,268)	18,594
				732,330	(799,919)	(67,589)	69,349
•	Cash flow hedge accounting

Foreign exchange hedge accounting

The Company formally designates cash flow hedge relationships for the protection of highly probable future cash flows exposed to the dollar related to sales made in dollars.

In order to better reflect the accounting effects of the currency hedge strategy in the results, CSN has designated part of its dollar liabilities as a hedging instrument of its future exports. With this, the exchange variation arising from the designated liabilities will be temporarily recorded in the net equity and will be taken to the result when these exports occur, thus allowing the recognition of the dollar fluctuations on the liabilities and on the exports to be recorded at the same moment. It is noteworthy that the adoption of this hedge accounting does not imply the contracting of any financial instrument.

The table below presents a summary of the relations of foreign exchange hedge accounting as of June 30, 2021:

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									06/30/2021
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
7/21/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.1813	60,000	(60,000)	(33,016)
7/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.285	100,000	(100,000)	(52,436)
7/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.285	30,000	(24,000)		(22,360)
7/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3254	100,000	(100,000)		(78,764)
7/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	25,000	(24,150)		(19,140)
7/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	70,000	(56,000)		(50,194)
7/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	30,000	(24,000)		(21,512)
7/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3815	30,000	(24,000)		(21,202)
8/3/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - October 2022	3.394	355,000	(343,000)	(108,874)	(42,104)
4/2/2018	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - February 2023	3.3104	1,170,045	(820,045)		(592,130)
7/31/2019	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	January 2020 - April 2026	3.7649	1,342,761	(254,161)	(12,148)	(1,346,925)
1/10/2020	Bonds with no maturity date and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2020 - December 2050	4.0745	1,416,000	(137,000)	(45,776)	(1,186,527)
1/28/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2017 - January 2028	4.2064	1,000,000			(795,800)
Total						5,728,806	(1,966,356)	(252,250)	(4,176,658)

(*) On June 30, 2021, the amount of (R$252,250) was recorded in Other Operating Expenses. As of June 30, 2020, (R$1,139,681).

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The changes in the hedge accounting amounts recognized in shareholders’ equity as of June 30, 2021 are as follows:

	Parent Company
	12/31/2020	Movement	Realization	06/30/2021
Cash flow hedge accounting	5,125,058	(696,150)	(252,250)	4,176,658

The realization of Hedge accounting cash flow is recognized in Other operating income and expenses, note 25.

As of June 30, 2021, the hedging relationships established by the Company were effective according to the retrospective and prospective tests performed. Thus, no reversal for hedge accounting ineffectiveness was recognized.

Cash flow hedge accounting - “Platts” index

The Company has iron ore derivative instruments, entered into by its subsidiary CSN Mineração S.A., in order to reduce the volatility of its exposure to the commodity.

The Company formally designated the hedge relationship and, consequently, applied the hedge accounting with the derivative instrument designated as hedging instrument and the Platts index applicable to a portion of its highly probable future sales of iron ore was designated as the hedged item. Accordingly, fluctuations of the “Platts” index will be initially recorded in the shareholders’ equity as Other Comprehensive Income and will be reclassified to the income statement when the referred sales occur.

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Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

The table below shows the result of the derivative instrument on June 30, 2021:

				06/30/2021			06/30/2021
		Appreciation (R$)		Fair value (market)	Other income and expenses	Other comprehensive income	Exchange variation
Maturity	Notional	Asset position	Liability position	Amounts receivable / (payable)
02/02/2021 (Settled)	Platts				(36,405)		(2,690)
03/02/2021 (Settled)	Platts				(34,116)		(2,870)
04/02/2021 (Settled)	Platts				11,961		59
05/04/2021 (Settled)	Platts				(30,226)		1,133
05/12/2021 (Settled)	Platts				(37,594)		2,308
06/02/2021 (Settled)	Platts				(134,768)		10,880
7/2/2021	Platts	1,013,262	(1,083,954)	(70,692)	(76,330)		5,638
8/2/2021	Platts	1,326,792	(1,315,236)	11,556		12,094	(538)
9/2/2021	Platts	445,198	(426,761)	18,437		19,248	(811)
10/2/2021	Platts	155,931	(147,387)	8,544		8,927	(383)
		2,941,183	(2,973,338)	(32,155)	(337,478)	40,269	12,726

The change in the amounts related to cash flow hedge accounting - “Platts” index recorded in shareholders’ equity on June 30, 2021 is shown as follows:

	12/31/2020	Movement	Realization	06/30/2021
Cash flow hedge accounting–“Platts”	825	296,384	(337,478)	(40,269)
Income tax and social contribution on cash flow hedge accounting	(280)	(100,771)	114,743	13,692
Fair Value of cash flow accounting - Platts, net	545	195,613	(222,735)	(26,577)

Cash flow hedge accounting - index “Platts” has been fully effective since the inception of the derivative instruments.

The Company prepares formal documentation indicating how the designation of the hedge accounting cash flow - “Platts” index is aligned with CSN’s risk management objective and strategy, identifying the hedging instruments used, the hedged item, the nature of the risk to be hedged and demonstrating the effectiveness of the hedge relationships, debt instruments and iron ore derivative instruments (index “Platts”) in amounts equivalent to the portion of future sales, comparing the designated amounts with the expected values in accordance with its budgets.

•	Net investment hedge in foreign subsidiaries

The information related to the net investment hedge did not change in relation to that disclosed in the Company's accounts as of December 31, 2020. The balance recorded on June 30, 2021 and December 31, 2020 is R$6,293.

•	Classification of derivatives in the balance sheet and income

								06/30/2021	06/30/2020
Instruments	Assets		Liabilities			Other operating income expenses	Other comprehensive income	Financial income (expenses), net (note 26)
	Current	Total	Current	Non-current	Total
Exchange rate swap Dollar x Real								37,322
Exchange rate swap Dollar x Euro	5,679	5,679						13,433	231
Exchange rate swap GBP x Euro									(602)
Exchange rate swap CDI x Dollar				(73,268)	(73,268)			18,594	(121,165)
Iron ore derivative			(32,155)		(32,155)	(337,478)	40,269	12,726
	5,679	5,679	(32,155)	(73,268)	(105,423)	(337,478)	40,269	82,075	(121,536)

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14.c)	Liquidity risk

It is the risk that the Company may not have sufficient net funds to settle its financial commitments, as a result of the mismatch of term or volume between expected receipts and payments.

Future receipt and payment premises are established to manage cash liquidity in domestic and foreign currencies, which are monitored on a day-to-day basis by the Treasury Department. The payment schedules for long-term installments of borrowings and financing and debentures are presented in note 13.

The following are the contractual maturities of financial liabilities including interest.

					Consolidated
At June 30, 2021	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures (note 13)	4,130,098	8,150,633	5,184,408	17,345,026	34,810,165
Lease Liabilities (note 16)	93,501	145,755	112,280	178,690	530,226
Derivative financial instruments (note 14 I)	32,155	73,268			105,423
Trade payables (note 17)	7,001,074	76,878	26,542		7,104,494
Trade payables – Drawee risk (note 14 I)	2,190,459				2,190,459
Dividends and interest on equity (note 15)	64,170				64,170
	13,511,457	8,446,534	5,323,230	17,523,716	44,804,937

IV – Fair values of assets and liabilities in relation to the book value

Financial assets and liabilities measured at fair value through profit or loss are recorded in current and non-current assets and liabilities and gains and losses are recorded as financial income and expenses, respectively.

The amounts are recorded in the financial statements at their amortized cost, which are substantially similar to those that would be obtained if they were traded on the market. The fair values of other long-term assets and liabilities do not differ significantly from their book values, except for the amounts below.

The estimated fair value for certain consolidated long-term borrowings and financing was calculated at current market rates, considering the nature, term and risks similar to those of the registered contracts, as follows:

		06/30/2021		12/31/2020
	Closing Balance	Fair value	Closing Balance	Fair value
Perpetual bonds	5,009,009	5,056,174	5,203,773	5,157,465
Fixed Rate Notes	16,592,678	14,744,057	15,067,341	15,744,067

Source: Bloomberg

14.d)	Credit risk

The exposure to credit risks of financial institutions complies with the parameters established in the financial policy. The Company practices a detailed analysis of the financial position of its customers and suppliers, the determination of a credit limit and the permanent monitoring of its outstanding balance.

With respect to financial investments, the Company only invests in institutions with low credit risk assessed by credit rating agencies. Since part of the funds is invested in repo operations that are backed by Brazilian government bonds, there is also exposure to the credit risk of the country.

As for the exposure to credit risk in accounts receivable and other receivables, the Company has a credit risk committee, in which each new customer is analyzed individually regarding their financial condition, before granting the credit limit and payment terms, and periodically reviewed based on procedures and circumstances of each business area.

14.e)	Capital management

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The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the Company’s consolidated capital structure, with financing by equity and third-party capital:

Thousands of reais	06/30/2021	12/31/2020
Shareholder's equity (equity)	25,096,115	11,251,505
Borrowings and Financing (Third-party capital)	34,598,280	35,270,653
Gross Debit/Shareholder's equity	1.38	3.13

15.	OTHER PAYABLES

The other obligations classified in current and non-current liabilities have the following composition:

	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	06/30/2021	12/31/2020	06/30/2021	12/31/2020	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Payables to related parties (note 21 a)	64,228	70,458	62,147	78,083	250,791	250,330	175,910	222,834
Derivative financial instruments (note 14 I)	32,155	8,722	73,268	97,535			73,268	97,535
Dividends and interest on capital (note 14 I)	64,170	946,133			1,423	901,983
Advances from customers (1)	1,174,901	1,100,772	1,253,637	1,725,838	191,611	196,595
Taxes in installments	43,291	45,331	144,783	160,247	6,706	9,806		1,320
Profit sharing - employees	132,063	150,341			83,052	109,482
Taxes payable			37,337	38,493			32,619	32,289
Provision for consumption and services	212,096	175,242			93,483	97,221
Third party materials in our possession	213,914	84,832			181,556	55,334
Trade payables - Drawee Risk (note 17)	2,190,459	623,861			2,190,459	623,861
Trade payables (note 17)	-	-	103,420	543,527			45,550	376,753
Lease Liabilities (note 16)	93,501	93,626	436,725	436,505	6,947	26,546	13,133	40,561
Other payables	36,345	58,321	58,658	65,108	10,929	31,030
	4,257,123	3,357,639	2,169,975	3,145,336	3,016,957	2,302,188	340,480	771,292

1.	Advances from customers: During 2019, the Company received in advance, through its subsidiary CSN Mineração, the total amount of US$746 million (R$2,907 million) related to supply contracts for approximately 33 million tons of iron ore signed with an important international player, the term for the execution of the contracted volumes is 5 years. On July 16, 2020, the Company concluded the contract for the additional supply of approximately 4 million tons of iron ore, and the amount received in advance, on August 28, 2020, was US$ 115 million (R$629 million). The term for the execution of the contract is 3 years.

16.	LEASE LIABILITIES

Lease liabilities are shown below:

		Consolidated	Parent Company
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Leases	1,606,189	1,623,523	22,964	76,333
Present value adjustment - Leases	(1,075,963)	(1,093,392)	(2,884)	(9,226)
	530,226	530,131	20,080	67,107
Classified:
Current	93,501	93,626	6,947	26,546
Non-current	436,725	436,505	13,133	40,561
	530,226	530,131	20,080	67,107

The Company has lease agreements for port terminals in Itaguaí, the Solid Bulk Terminal - TECAR, used for loading and unloading coal and iron ores and the Container Terminal - TECON, with remaining terms of 27 and 31 years, respectively , and lease agreement for railway operation using the Northeast network with a remaining term of 7 years.

Additionally, the Company has property lease agreements, used as operational facilities and administrative and sales offices, in several locations where the Company operates, with remaining terms of 2, 5 and 15 years.

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CSN also has lease contracts for operating equipment, used in mining operations and in the steel industry, with terms of 2 to 5 years.

The present value of future obligations was measured using the implicit rate observed in the contracts and for contracts that did not have a rate, the Company applied the incremental rate of loans - IBR, both in nominal terms.

The movement of lease liabilities is shown in the table below:

		Consolidated	Parent Company
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Opening balance	530,131	474,390	67,107	45,940
New leases	39,093	52,835	426	29,714
Present Value Adjustments - New leases	(3,033)	(6,511)	(5)	(3,822)
Contract review	28,649	63,250	(1,728)	21,503
Write-off	(38,626)	(7,757)	(15,392)	(4,465)
Payments	(54,972)	(103,648)	(4,345)	(25,732)
Interest appropriated	29,388	54,236	1,016	3,969
Drop down of Cements (note 10.c)			(26,999)
Exchange variation	(404)	3,336
Net balance	530,226	530,131	20,080	67,107

The estimated future minimum payments for the lease agreements include determinable variable payments, which are certain to occur, based on minimum performance and contractually fixed rates.

As of June 30, 2021, the expected minimum payments are the following:

				Consolidated
	Less than one year	Between one and five years	Over five years	Total
Leases	98,036	366,302	1,141,851	1,606,189
Present value adjustment - Leases	(4,535)	(108,267)	(963,161)	(1,075,963)
	93,501	258,035	178,690	530,226

•	Recoverable PIS / COFINS

Lease liabilities were measured at the amount of consideration with suppliers, that is, without considering the tax credits incurred after payment. The potential right of PIS and COFINS embedded in the lease liability is shown below.

		Consolidated	Parent Company
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Leases	1,591,887	1,603,100	21,581	70,647
Present value adjustment - Leases	(1,074,879)	(1,091,275)	(2,711)	(8,136)
Potencial PIS and COFINS credit	147,250	148,287	1,996	6,535
Present value adjustment – Potential PIS and COFINS credit	(99,426)	(100,943)	(251)	(753)

•	Lease payments not recognized as a liability:

The Company chose not to recognize lease liabilities in contracts with a term of less than 12 months and for low value assets. Payments made for these contracts are recognized as expenses when incurred.

The Company has contracts for the right to use ports (TECAR) and railways (FTL) which, even if they establish minimum performance, it is not possible to determine its cash flow since these payments are fully variable and will only be known when they occur. In such cases, payments will be recognized as expenses when incurred.

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The expenses related to payments not included in the measurement of the lease liability are:

	Consolidated
	Six months ended		Three months ended
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Contract less than 12 months		549		390
Lower Assets value	1,178	3,140	718	1,244
Variable lease payments	280,146	118,776	161,893	72,876
	281,324	122,465	162,611	74,510

	Parent Company
	Six months ended		Three months ended
	06/30/2021	06/30/2021	06/30/2020	06/30/2020
Lower Assets value	125	1,184	85	424
Variable lease payments	4,550	8,583	3,250	3,457
	4,675	9,767	3,335	3,881

In accordance with the guidelines of CPC 06 (R2) / IFRS 16, the Company uses the discounted cash flow technique to measure and remeasurate liabilities and use rights, without considering the projected inflation in the flows to be discounted.

Considering Circular Letter / CVM / SNC / SEP No. 02/2019, the Company discloses below the comparative balances of lease liabilities, right to use, financial expenses and depreciation expenses with the use of rates in real terms to discount a present value of flows also in real terms.

17.	TRADE PAYABLES

		Consolidated	Parent Company
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Trade payables	7,187,921	5,487,640	4,544,614	4,588,207
(-) Adjustment present value	(83,427)	(124,574)	(53,605)	(78,365)
	7,104,494	5,363,066	4,491,009	4,509,842

Classified:
Current	7,001,074	4,819,539	4,445,459	4,133,089
Non-current	103,420	543,527	45,550	376,753
	7,104,494	5,363,066	4,491,009	4,509,842

The Company classifies the drawee risk and forfaiting transactions with suppliers as other liabilities (see Note 15).These transactions are negotiated with financial institutions by which the suppliers anticipate the receipt for their sale of goods to us, and, consequently, the postponement the payment of the Company's own obligations. The transactions are not mandatory and are dependent upon the acceptance by the suppliers. The Company is not reimbursed and/or benefitted by the financial institutions with discounts for payments realized before maturity dates agreed with the suppliers. Also, in the case of judicial execution, there is no change in the degree of subordination of the invoices nor changes in the commercial conditions agreed between the Company and the suppliers.

18.	INCOME TAX AND SOCIAL CONTRIBUTION

18.a)	Tax of income and social contribution recognized in profit or loss:

The income tax and social contribution recognized in net income for the year are as follows:

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	Consolidated
	Six months ended		Three months ended
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Income tax and social contribution income (expense)
Current	(2,954,743)	(712,962)	(1,595,645)	(495,407)
Deferred	419,632	114,532	338,774	103,181
	(2,535,111)	(598,430)	(1,256,871)	(392,226)

	Parent Company
	Six months ended		Three months ended
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Income tax and social contribution income (expense)
Current	(243,367)	(116,200)	(101,510)	(116,200)
Deferred	345,812	(1,303)	359,728	(1,607)
	102,445	(117,503)	258,218	(117,807)

The reconciliation of income and social contribution expenses and income of the consolidated and parent company and the product of the current tax rate on income before income tax and social contribution are shown below:

	Consolidated
	Six months ended		Three months ended
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Profit/(Loss) before income tax and social contribution	13,745,084	(267,379)	6,769,531	838,126
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(4,673,329)	90,909	(2,301,641)	(284,963)
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	25,312	(3,699)	19,740	10,639
Difference Tax Rate in companies abroad	(114,512)	(429,790)	91,486	(137,961)
Tax loss carryforwards without recognizing deferred taxes	1,621	(22,066)	5,396	(10,867)
Indebtdness limit	(5,623)	(12,546)	(1,354)	(6,815)
Unrecorded deferred taxes on temporary differences	4,388	(70)	2,041	380
Reversal for deferred income tax and social contribution credit	2,214,721	(283,452)	1,002,376	(30,191)
Tax incentives	30,020	5,932	24,303	4,308
Interest on equity		76,039		76,039
Other permanent deductions (additions)	(17,709)	(19,687)	(99,218)	(12,795)
Income tax and social contribution in net income for the period	(2,535,111)	(598,430)	(1,256,871)	(392,226)
Effective tax rate	18%	-224%	19%	47%

	Parent Company
	Six months ended		Three months ended
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Profit/(Loss) before income tax and social contribution	10,103,341	(898,170)	4,707,553	462,985
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(3,435,136)	305,378	(1,600,568)	(157,415)
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	1,346,997	(114,908)	874,430	85,926
Indebtdness limit	(5,623)	(12,546)	(1,354)	(6,815)
Reversal for deferred income tax and social contribution credit	2,214,721	(283,452)	1,002,376	(30,191)
Tax incentives	5,775	-	2,091	-
Other permanent deductions (additions)	(24,289)	(11,975)	(18,757)	(9,312)
Income tax and social contribution in net income for the period	102,445	(117,503)	258,218	(117,807)
Effective tax rate	-1%	-13%	-5%	25%

18.b)	Deferred income tax and social contribution

Deferred income tax and social contribution balances are as follows:

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					Consolidated
	Opening balance	Movement			Closing balance
	12/31/2020	Shareholders' Equity	P&L	Others	06/30/2021

Deferred
Income tax losses	1,848,999		(58,429)		1,790,570
Social contribution tax losses	688,208		(17,243)		670,965
Temporary differences	718,903	(1,065)	495,304	4,168	1,217,310
- Provision for tax. social security, labor, civil and environmental risks	279,149		(19,672)		259,477
- Asset impairment losses	161,016		62,442		223,458
- (Gains)/losses on financial instruments	5,027		(225,162)		(220,135)
- Actuarial liability (pension and healthcare plan)	262,457	1,360	1		263,818
- Accrued supplies and services	154,452		(564)		153,888
- Unrealized exchange variation (1)	1,152,326		(357,859)		794,467
- Gain upon loss of control in Transnordestina	(92,180)				(92,180)
- Cash flow hedge accounting	1,742,800	(336,428)			1,406,372
- Acquisition at fair value of SWT and CBL	(212,015)	7,929	13,183		(190,903)
- Deferred taxes not computed	(317,927)		(3,610)		(321,537)
- (Losses) estimated /reversals to deferred taxes credits	(1,347,468)	322,456	1,033,564		8,552
- Business Combination	(1,015,049)		(43,038)		(1,058,087)
- Others	(53,685)	3,618	36,019	4,168	(9,880)
Total	3,256,110	(1,065)	419,632	4,168	3,678,845

Total Deferred Assets	3,874,946				4,253,337
Total Deferred Liabilities	(618,836)				(574,492)
Total Deferred	3,256,110				3,678,845

(1) The Company taxes exchange variations on a cash basis to calculate income tax and social contribution on net income.

	Parent Company
	Opening balance	Movement		Closing balance
	12/31/2020	Shareholders' Equity	P&L	06/30/2021

Deferred tax assets
Income tax losses	1,680,700		(61,746)	1,618,954
Social contribution tax losses	627,382		(21,683)	605,699
Temporary differences	1,491,625		429,241	1,920,866
- Provision for tax. social security, labor, civil and environmental risks	202,467		(10,091)	192,376
- Asset impairment losses	100,005		(7,371)	92,634
- (Gains)/losses on financial instruments	5,026		(225,162)	(220,136)
- Actuarial liability (pension and healthcare plan)	264,192		1	264,193
- Accrued supplies and services	132,892		(1,039)	131,853
- Unrealized exchange variation (1)	1,152,325		(358,053)	794,272
- Gain) in control loss on Transnorderstina	(92,180)			(92,180)
- Cash flow hedge accounting	1,742,520	(322,456)		1,420,064
- (Losses) estimated /reversals to deferred taxes credits	(1,356,021)	322,456	1,033,565
- Business Combination	(721,992)			(721,992)
- Outras	62,391		(2,609)	59,782
Total	3,799,707		345,812	4,145,519

Total Deferred Assets	4,627,332			4,987,057
Total Deferred Liabilities	(827,625)			(841,538)
Total Deferred	3,799,707			4,145,519

(1) The Company taxes exchange variations on a cash basis to calculate income tax and social contribution on net income.

The Company has in its corporate structure subsidiaries abroad, whose income are taxed by the income tax in the respective countries where they were constituted at rates lower than those in force in Brazil. In the period between 2016 and 2021, these subsidiaries generated income in the amount of R$1,032,780. If the Brazilian tax authorities understand that these profits are subject to additional taxation in Brazil for income tax and social contribution, these, if due, would reach approximately R$326,841. The Company, based on the position of its legal advisors, assessed only the likelihood of loss as possible in the event of possible tax questioning and, therefore, no provision was recognized in the interim financial statement.

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In addition, management evaluated the precepts of IFRIC 23 - “Uncertainty Over Income Tax Treatments” and considers that there are no reasons for the tax authorities to differ from the tax positions adopted by the Company. Accordingly, no additional provisions for income tax and social contribution were recognized as a result of the assessment of the application of IFRIC 23 in the interim financial information at June 30, 2021.

18.c)Income	tax and social contribution recognized in equity:

Income tax and social contribution recognized directly in equity are shown below:

		Consolidated	Parent Company
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Income tax and social contribution
Actuarial gains on defined benefit pension plan	170,656	170,604	172,520	172,520
Estimated losses for deferred income and social contribution tax credits - actuarial gains	(172,520)	(172,520)	(172,520)	(172,520)
Exchange differences on translating foreign operations	(325,350)	(325,350)	(325,350)	(325,350)
Cash flow hedge accounting	1,409,351	1,742,765	1,420,064	1,742,520
Estimated losses for deferred income and social contribution tax credits - cash flow hedge	(1,420,064)	(1,742,520)	(1,420,064)	(1,742,520)
	(337,927)	(327,021)	(325,350)	(325,350)

19.	PROVISIONS FOR TAX, SOCIAL SECURITY, LABOR, CIVIL, ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows :

	Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	06/30/2021	12/31/2020	06/30/2021	12/31/2020	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Tax	129,825	134,645	69,225	67,819	58,117	61,004	48,938	49,078
Social security	1,576	8,170			1,576	7,948
Labor	322,021	328,334	232,079	212,737	220,616	234,333	166,208	159,138
Civil	140,033	151,776	18,734	17,683	108,062	121,989	12,289	11,840
Environmental	16,423	12,463	2,444	2,444	13,092	10,341	961	960
Deposit of a guarantee			23,433	24,434
	609,878	635,388	345,915	325,117	401,463	435,615	228,396	221,016

Classified:
Current	88,101	81,073			44,344	34,458
Non-current	521,777	554,315	345,915	325,117	357,119	401,157	228,396	221,016
	609,878	635,388	345,915	325,117	401,463	435,615	228,396	221,016

The changes in tax, social security, labor, civil and environmental provisions in the year ended June 30, 2021 can be summarized as follows:

					Consolidated
					Current + Non-current
Nature	12/31/2020	Additions	Accrued charges	Net utilization of reversal	06/30/2021
Tax	134,645	1,923	4,334	(11,077)	129,825
Social security	8,170		49	(6,643)	1,576
Labor	328,334	27,366	18,684	(52,363)	322,021
Civil	151,776	1,263	14,428	(27,434)	140,033
Environmental	12,463	1,473	3,608	(1,121)	16,423
	635,388	32,025	41,103	(98,638)	609,878

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						Parent Company
						Current + Non-current
Nature	12/31/2020	Additions	Accrued charges	Net utilization of reversal	Drop down of Cements (note 10.c)	06/30/2021
Tax	61,004	1,843	1,717	(6,447)		58,117
Social security	7,948		49	(6,421)		1,576
Labor	234,333	21,770	12,408	(36,561)	(11,334)	220,616
Civil	121,989	889	11,363	(24,473)	(1,706)	108,062
Environmental	10,341	108	3,429	(588)	(198)	13,092
	435,615	24,610	28,966	(74,490)	(13,238)	401,463

The provision for tax, social security, labor, civil and environmental risks was estimated by Management and is mainly based on the legal counsel’s assessment. Only lawsuits for which the risk is classified as probable loss are provisioned. Additionally, tax liability from actions initiated by the Company is included in this provision and is subject to SELIC (Central Bank’s policy rate).

▪	Administrative and judicial proceedings

The Company does not make provisions for lawsuits, which Management’s expectation, based on the opinion of legal counsel, is a possible loss. The following table shows a summary of the balance of the main matters classified as possible risk compared to the balance at June 30, 2021 and December 31, 2020.

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		Consolidated
	06/30/2021	12/31/2020
Assessment Notice and imposition of fine (AIIM) / Tax Enforcement - Income tax and social contribution - Capital gain on sale of NAMISA's shares	12,808,480	12,694,021

Assessment Notice and Imposition of fine (AIIM) - Income tax and Social contribution - Disallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by NAMISA.	3,956,984	3,930,093

Assessment Notice and Imposition of fine (AIIM) / Tax Enforcement- Income tax and Social contribution - Disallowance of interest on prepayment arising from supply contracts of iron ore and port services	1,978,482	1,956,898

Assessment Notice and imposition of fine (AIIM) - Income tax and social contribution due to profits from foreign subsidiaries for years 2008, 2010, 2011, 2012, 2014 and 2015	3,492,115	3,461,574

Tax foreclosures - ICMS - Electricity credits	850,688	841,401

Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS and IPI	1,635,246	1,845,379

Disallowance of the ICMS credits - Transfer of iron ore	605,168	624,645

ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	320,875	317,848

Disallowance of the tax loss and negative basis of social contribution arising from the adjustments in the SAPLI	589,671	583,478

Assessment Notice- IRRF- Capital Gain of CFM vendors located abroad	262,574	260,326

CFEM – difference of understanding between CSN and DNPM on the calculation basis	1,060,708	1,051,661

Assessment Notice- ICMS- questions about sales for incentive area	1,122,181	1,111,034

Other tax lawsuits (federal, state, and municipal)	3,880,317	3,886,976

Assessment Notice and imposition of fine (AIIM) -Charge of IRRF- RFB- Business combination (year 2015) between Namisa, Congonhas Minérios (current CSN Mineração) and consortium	871,872	862,324

Assessment Notice and imposition of fine (AIIM) - SEFAZ/RJ - ICMS on purchases of intermediate products	551,347	498,002

Assessment Notice and imposition of fine (AIIM) - RFB -Disallowance of credits PIS/COFINS of inputs and freight	1,094,503	1,082,517

Social security lawsuits	184,214	233,116

Action to discuss the balance of the construction contract – Tebas	507,719	487,124

Action related to power supply payment’s charge - Light	311,396	288,390

Indemnity action due to the supply contract termination - Indumill	254,252	237,795

Enforcement action applied by Brazilian antitrust authorities (CADE)	96,867	95,833

Civil Public Action - Districts / School / Nursery relocation-CdP Dam	13,370	12,207

Other civil lawsuits	799,578	777,850

Labor and social security lawsuits	1,512,591	1,506,626

Tax foreclosures – Fine – Volta Redonda IV	101,068	94,304

ACP landfill Márcia	306,389	306,389

Other environmental lawsuits	294,695	257,965
	39,463,350	39,305,776

In the first quarter of 2021, the Company was notified of an arbitration procedure based on an alleged unfulfillment of iron ore supply contracts. The counterparty asks for approximately US$1 billion and the Company has no knowledge of the bases used in the allegations presented, as well as has no knowledge of the basis for the estimates of the amount asked. As opposed, the Company understands to be a creditor in the contracts. Finally, the Company informs that has responded the arbitration requirements in conjunction with its legal counselors and is currently at the initial stage of its defense. The

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Company expects the arbitration will be concluded in 2 to 3 years. The relevance of the arbitration to the Company is related to the amount attributed to the cause and its eventual financial impact.

The Company has been offering judicial guarantees (Guarantee Insurance / Letter of Guarantee) in the total and updated amount of R$4,458,762 as of June 30, 2021 (R$4,542,786 as of December 31,2020), as determined by the procedural legislation in force.

The assessments made by legal advisors define these administrative and judicial proceedings as a possible risk of loss and, consequently, no loss provisions have been recognized in accordance with Management’s judgment and with the Accounting Practices adopted in Brazil.

20.	PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMMENT OBLIGATIONS

The information related to the provisions for environmental liabilities and deactivation did not change in relation to those disclosed in the financial statements of December 31, 2020. Therefore, the Company decided not to repeat them in the condensed interim financial information as of June 30, 2021.

The balance of provisions for environmental liabilities and deactivation of assets can be shown as follows:

		Consolidated	Parent Company
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Environmental liabilities	199,742	192,830	185,640	178,638
Asset retirement obligations (1)	651,828	611,005		50,886
	851,570	803,835	185,640	229,524

(1) On January 31, 2021 The provision fot assets retirement obligation – ARO was transferred to the company CSN Cimentos S.A.

21.	RELATED-PARTY BALANCES AND TRANSACTIONS

The information related to transactions with related parties has not changed significantly in relation to the disclosed in the financial statements of December 31, 2020.

21.a)	Transactions with subsidiaries, joint ventures, associates, exclusive founds and other related parties

•	Consolidated

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		Consolidated
		06/30/2021				12/31/2020
		Subsidiaries and associates	Joint-ventures e Joint Operation	Other related parties	Total	Subsidiaries and associates	Joint-ventures e Joint Operation	Other related parties	Total
Assets
Current Assets
Investments	(1)			3,682,646	3,682,646			3,763,603	3,763,603
Trade receivables (note 6)	(2)	18,319	327	158,872	177,518	7,686	8	113,482	121,176
Dividends receivable (note 9)	(3)		38,086		38,086		38,088		38,088
Loans (note 9)	(4)		734		734
Other current assets (note 9)			1,371	1,829	3,200		4,413	1,829	6,242
		18,319	40,518	3,843,347	3,902,184	7,686	42,509	3,878,914	3,929,109
Noncurrent Assets
Investments	(1)			118,790	118,790			123,409	123,409
Loans (note 9)	(4)	41,270	1,048,038		1,089,308	3,375	962,675		966,050
Actuarial asset (note 9)				13,819	13,819			13,819	13,819
Other non-current assets (note 9)	(5)		721,181		721,181		664,020		664,020
		41,270	1,769,219	132,609	1,943,098	3,375	1,626,695	137,228	1,767,298
		59,589	1,809,737	3,975,956	5,845,282	11,061	1,669,204	4,016,142	5,696,407

Liabilities
Current Liabilities
Trade payables			107,272	13,112	120,384		106,946	9,455	116,401
Accounts payable (note 15)		1,425	21,979		23,404		23,555	2,437	25,992
Provision for consumption (note 15)			40,824		40,824		44,466		44,466
		1,425	170,075	13,112	184,612		174,967	11,892	186,859
Noncurrent Liabilities
Accounts payable (note 15)			62,147		62,147		78,083		78,083
Actuarial liability(note 15)				79,546	79,546			79,546	79,546
			62,147	79,546	141,693		78,083	79,546	157,629
		1,425	232,222	92,658	326,305		253,050	91,438	344,488

		Consolidated
		06/30/2021				06/30/2020
		Subsidiaries and associates	Joint-ventures e Joint Operation	Other related parties	Total	Subsidiaries and associates	Joint-ventures e Joint Operation	Other related parties	Total
P&L
Sales		133,536	519	1,701,673	1,835,728	33,107	422	575,615	609,144
Cost and expenses		(121)	(625,805)	(53,057)	(678,983)		(501,129)	(49,412)	(550,541)
Financial income (expenses)
Interest (note 26)			12,477	12,355	24,832	121	20,394	10,224	30,739
Short-term investments				655,415	655,415			(439,702)	(439,702)
Other operating income and expenses							(6,804)		(6,804)
		133,415	(612,809)	2,316,386	1,836,992	33,228	(487,117)	96,725	(357,164)

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•	Parent Company

		Parent Company
		06/30/2021				12/31/2020
		Subsidiaries and associates	Joint-ventures e Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint Venture e Joint Operation	Other related parties and exclusive funds	Total
Assets
Current Assets
Investments	(1)	2		3,771,639	3,771,641			3,801,985	3,801,985
Trade receivables (note 6)	(2)	532,915	13	158,564	691,492	835,489	8	112,222	947,719
Loans (note 9)	(4)	15,776	734		16,510	53,718			53,718
Dividends receivable (note 9)	(3)	232,411	21,403		253,814	308,009	21,404		329,413
Other current assets (note 9)		27,881		1,829	29,710	3,888		1,829	5,717
		808,985	22,150	3,932,032	4,763,167	1,201,104	21,412	3,916,036	5,138,552
Noncurrent Assets
Investments	(1)			118,790	118,790			123,409	123,409
Loans (note 9)	(4)	240,775	956,885		1,197,660	134,892	872,785		1,007,677
Actuarial asset (note 9)								1,803	1,803
Other non-current assets (note 9)	(5)	258,680	721,181		979,861	236,180	664,020		900,200
		499,455	1,678,066	118,790	2,296,311	371,072	1,536,805	125,212	2,033,089
		1,308,440	1,700,216	4,050,822	7,059,478	1,572,176	1,558,217	4,041,248	7,171,641

Liabilities
Current Liabilities
Intercompany Loans (note 13)	(6)	359,296			359,296	502,590			502,590
Trade payables		484,768	25,449	12,422	522,639	1,311,358	62,698	9,299	1,383,355
Accounts payable (note 15)		101,664			101,664	102,361		2,437	104,798
Provision for consumption (note 15)		136,810	12,317		149,127	133,215	12,317		145,532
		1,082,538	37,766	12,422	1,132,726	2,049,524	75,015	11,736	2,136,275
Noncurrent Liabilities
Intercompany Loans (note 13)	(6)	9,093,304			9,093,304	14,567,024			14,567,024
Accounts payable (note 15)		175,910			175,910	222,834			222,834
Actuarial liability(note 15)				79,546	79,546			79,546	79,546
		9,269,214		79,546	9,348,760	14,789,858		79,546	14,869,404
		10,351,752	37,766	91,968	10,481,486	16,839,382	75,015	91,282	17,005,679

		Parent Company
		06/30/2021				06/30/2020
		Subsidiaries and associates	Joint-ventures e Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures e Joint Operation	Other related parties and exclusive funds	Total
Net revenue and cost
Sales		1,348,749		1,693,002	3,041,751	1,113,836		575,616	1,689,452
Cost and expenses		(2,358,309)	(201,693)	(51,318)	(2,611,320)	(968,225)	(190,905)	(48,772)	(1,207,902)
Financial income (expenses)
Interest (note 26)		(171,061)	17,249	11,708	(142,104)	(208,241)	18,487	9,867	(179,887)
Exclusive funds (note 26)				38,231	38,231			297	297
Short-term investments				655,415	655,415			(439,702)	(439,702)
Exchange rate variations andmonetary, net		363,167			363,167	(3,913,377)			(3,913,377)
		(817,454)	(184,444)	2,347,038	1,345,140	(3,976,007)	(172,418)	97,306	(4,051,119)

Consolidated and Parent Company Information:

1.	Financial investments

In consolidated refers to the investments in Usiminas shares are R$3,159,021 (R$3,305,119 in December 2020) and cash and cash equivalents with Banco Fibra totaling R$523,625 (R$458,494 in December 2020) and no current the amount R$118,790 (R$123,409 in December 2020) from Bonds with an average rate of 98% to 115% of the CDI.

In the parent company through exclusive funds’ investments in government bonds and CDBs. in the amount of R$86,226 on June 30, 2021 (R$38,517 on December 31, 2020).

2.	Trade receivable mainly refers to operations of sales of steel products of the Parent Company to affiliates and companies joint venture and joint-operation.

3.	Dividends receivable from the MRS Logística R$38,086 (R$38,088 as of December 31, 2020) in the consolidated and parent company R$19,048 (R$329,413 as of December 31, 2020) and R$225,658 from the CSN Mineração.

4.	Loans (Assets):

Consolidated

Short-term: refers mainly to loan agreements with Equimaq S.A. at a fixed rate of 4.0% + 100.00% of CDI of R$734.

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Long-term: refers mainly to loan agreements with Transnordestina Logística 1,045,187 (R$962,675 at December 31, 2020) with an average rate of 125.0% to 130.0% of the CDI

Parent company

Short-term: refers mainly to loan agreements with CBSI - Companhia Brasileira de Infraestrutura S.A. at a fixed rate of 6.80% of R$15,776 as of June 30, 2021 (R$15,263 as of December 31, 2020).

Long-term: refers especially to loan agreements with Transnordestina Logística S.A. of R$954,034 and with Ferrovia Transnordestina S.A of R$126,709 as of June 30, 2021 and (R$872,785 and R$112,420 as of December 31, 2020, respectively).

5.	Others (Assets): Advance for future capital increase with subsidiaries of R$721,181 with Transnordestina Logística SA (R$664,020 on December 31, 2020).

Parent company

6.	Loans (Liabilities):

Foreign currency: Intercompany contracts in the amount of R$9,434,138 (R$15,051,191 on December 31, 2020).

National coin: Intercompany contracts in the amount of R$18,462 (R$18,423 on December 31, 2020).

21.b)	Key management personal

The key management personnel with authority and responsibility for planning, directing and controlling the Company’s activities include members of the Board of Directors and statutory officers. The following is information on the compensation of such personnel and the related balances as of June 30, 2021 and 2020.

	06/30/2021	06/30/2020
	P&L
Short-term benefits for employees and officers	24,031	17,509
Post-employment benefits	67	27
	24,098	17,536

21.c)	Guarantees

The Company is liable for guarantees of its subsidiaries and joint ventures as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			06/30/2021	12/31/2020	06/30/2021	12/31/2020	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	2,485,393	2,478,105	35,291	35,496	3,314	3,298	2,523,998	2,516,899

CSN Cimentos	R$	Up to 11/26/2023 and indefinite					58		58

Cia Siderurgica Nacional	R$	05/31/2025					536		536

Cia Metalurgica Prada	R$	Indefinite			197	196	244	244	441	440

CSN Energia	R$	Up to 11/26/2023 and indefinite					1,920	1,920	1,920	1,920

CSN Mineração	R$	Up to 12/21/2024	846,403	846,749					846,403	846,749

CBS	R$	06/30/2024					21		21

Estanho de Rondônia	R$	7/15/2022	771	1,154					771	1,154

Minérios Nacional S.A.	R$	Up to 09/10/2021	646	1,946					646	1,946

Total in R$			3,333,213	3,327,954	35,488	35,692	6,093	5,462	3,374,794	3,369,108

CSN Inova Ventures	US$	01/28/2028	1,300,000	1,300,000					1,300,000	1,300,000

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000

CSN Resources	US$	Up to 04/17/2026	1,103,942	1,525,000					1,103,942	1,525,000

Total in US$			3,403,942	3,825,000					3,403,942	3,825,000
Total in R$			17,027,199	19,877,378					17,027,199	19,877,378
			20,360,412	23,205,332	35,488	35,692	6,093	5,462	20,401,993	23,246,486

22.	SHAREHOLDERS´ EQUITY

22.a)	Paid-in capital

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The fully subscribed and paid-in capital on June 30, 2021 and December 31, 2020 is the R$6,040 million and divided into 1,387,524,047 common and book-entry shares, with no par value. Each common share entitles its holder to one vote in the resolutions of the General Meetings.

22.b)Authorized	capital

The Company’s bylaws in effect on June 30, 2021 define that the share capital may be increased to up to 2,400,000,000 shares, by decision of the Board of Directors.

22.c)	Legal Reserve

It is constituted at the rate of 5% of the net income calculated in each fiscal year pursuant to art. 193 of Law 6,404/76, up to a limit of 20% of the capital stock.

22.d)	Ownership structure

As of June 30, 2021, the Company’s ownership structure was as follows:

			06/30/2021			12/31/2020
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	679,522,254	48.97%	49.24%	679,522,254	48.97%	49.24%
Rio Iaco Participações S.A. (*)	45,706,242	3.29%	3.31%	58,193,503	4.19%	4.22%
NYSE (ADRs)	248,764,538	17.93%	18.02%	248,763,533	18.90%	19.00%
Other shareholders	406,121,513	29.27%	29.43%	393,635,257	27.40%	27.55%
Outstanding shares	1,380,114,547	99.47%	100.00%	1,380,114,547	99.47%	100.00%
Treasury shares	7,409,500	0.53%		7,409,500	0.53%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

(*) Controlling group companies.

22.e)	Treasury shares

As of June 30, 2021, the position of treasury shares was as follows:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Sale of shares	Balance in treasury
	04/20/2018	30,391,000	From 4/20/2018 to 4/30/2018	Not applicable	Not applicable	22,981,500	7,409,500
	06/21/2021	24,154,500	From 06/22/2021 to 12/22/2021	Not applicable	Not applicable		7,409,500

As of June 30, 2021, the position of treasury shares was as follows:

Quantity purchased (in units)	Amount paid for the shares	Share price			Share market price as of06/30/2021 (*)

		Minimum	Maximum	Average
7,409,500	R$ 58,264	R$ 4.48	R$ 10.07	R$7.86	R$ 324,240

(*) The average share price on June 30, 2021 was used in the amount of R$43.76 per share.

22.f)	Policy on investments and payment of interest on net equity and dividends

The Company adopts a profit distribution policy which, in compliance with the provisions of Law No. 6,404/76 as amended by Law No. 9,457/97, will imply the allocation of all net income to its shareholders, provided that the following priorities are preserved, regardless of its order: (i) business strategy; (ii) compliance with obligations; (iii) making the necessary investments; and (iv) the maintenance of a good financial situation for the Company.

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22.g)	Earnings per share

The earnings per share are shown below:

			Parent Company
	Six months ended		Three months ended
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
	Common Shares		Common Shares
Profit / (loss) for the period	10,205,786	(1,015,673)	4,965,771	345,178
Weighted average number of shares	1,380,114,547	1,380,114,547	1,380,114,547	1,380,114,547
Basic and diluted earnings (loss) per share	7.39488	(0.73593)	3.59809	0.25011

23.	NET REVENUE FROM SALES

Net sales revenue is as follows:

	Consolidated
	Six months ended		Three months ended
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Gross revenue
Domestic market	15,012,676	6,645,735	8,287,061	3,075,239
Foreign market	15,739,560	6,555,510	9,000,879	3,910,158
	30,752,236	13,201,245	17,287,940	6,985,397
Deductions
Sales returns, discounts and rebates	(66,266)	(151,457)	(27,030)	(73,443)
Taxes on sales	(3,381,069)	(1,494,452)	(1,869,337)	(691,271)
	(3,447,335)	(1,645,909)	(1,896,367)	(764,714)
Net revenue	27,304,901	11,555,336	15,391,573	6,220,683

	Parent Company
	Six months ended		Three months ended
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Gross revenue
Domestic market	13,896,903	6,399,891	7,616,035	2,969,794
Foreign market	860,409	995,544	290,618	580,599
	14,757,312	7,395,435	7,906,653	3,550,393
Deductions
Sales returns, discounts and rebates	(166,779)	(142,318)	(20,141)	(66,975)
Taxes on sales	(2,939,235)	(1,371,797)	(1,608,493)	(633,407)
	(3,106,014)	(1,514,115)	(1,628,634)	(700,382)
Net revenue	11,651,298	5,881,320	6,278,019	2,850,011

24.	EXPENSES BY NATURE

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	Consolidated
	Six months ended		Three months ended
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Raw materials and inputs	(5,440,935)	(3,135,525)	(2,896,102)	(1,513,097)
Outsourcing material	(2,608,784)	(1,048,086)	(1,498,605)	(633,635)
Labor cost	(1,349,879)	(1,281,758)	(684,342)	(678,992)
Supplies	(1,077,038)	(891,874)	(554,188)	(431,420)
Maintenance cost (services and materials)	(584,764)	(443,709)	(293,429)	(239,432)
Outsourcing services	(976,176)	(841,885)	(515,557)	(419,066)
Freight	(120,704)	(100,891)	(108,833)	(52,623)
Distribution freight	(739,859)	(567,590)	(405,017)	(288,865)
Depreciation, amortization and depletion	(958,161)	(842,763)	(502,488)	(427,582)
Others	(816,259)	(278,570)	(478,165)	(220,262)
	(14,672,559)	(9,432,651)	(7,936,726)	(4,904,974)
Classified as:
Cost of sales	(13,289,876)	(8,395,772)	(7,111,092)	(4,378,065)
Selling expenses	(1,102,780)	(791,378)	(680,194)	(400,463)
General and administrative expenses	(279,903)	(245,501)	(145,440)	(126,446)
	(14,672,559)	(9,432,651)	(7,936,726)	(4,904,974)

	Parent Company
	Six months ended		Three months ended
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Raw materials and inputs	(5,395,563)	(3,063,626)	(2,869,939)	(1,465,371)
Labor cost	(601,376)	(637,364)	(304,389)	(310,512)
Supplies	(750,124)	(715,036)	(376,517)	(324,409)
Maintenance cost (services and materials)	(290,020)	(230,252)	(141,279)	(94,674)
Outsourcing services	(395,138)	(419,509)	(189,998)	(187,739)
Freight	(12,805)	(19,394)	(6,653)	(6,793)
Distribution freight	(193,577)	(166,115)	(90,844)	(77,690)
Depreciation, amortization and depletion	(410,834)	(421,826)	(210,851)	(215,123)
Others	(108,827)	(65,999)	(52,982)	(65,999)
	(8,158,264)	(5,739,121)	(4,243,452)	(2,748,310)
Classified as:
Cost of sales	(7,734,001)	(5,301,835)	(4,044,092)	(2,523,455)
Selling expenses	(306,788)	(326,162)	(139,576)	(163,923)
General and administrative expenses	(117,475)	(111,124)	(59,784)	(60,932)
	(8,158,264)	(5,739,121)	(4,243,452)	(2,748,310)

The depreciation, amortization and depletion additions for the period were distributed as follows.

	Consolidated
	Six months ended		Three months ended
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Production costs (1)	(939,284)	(818,826)	(493,626)	(415,226)
Selling expenses	(5,732)	(6,892)	(2,423)	(3,616)
General and administrative expenses	(13,145)	(17,045)	(6,439)	(8,740)
	(958,161)	(842,763)	(502,488)	(427,582)
Other operational (2)	(51,344)	(44,432)	(24,500)	(23,320)
	(1,009,505)	(887,195)	(526,988)	(450,902)

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	Parent Company
	Six months ended		Three months ended
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Production costs (1)	(400,964)	(408,976)	(206,224)	(208,518)
Selling expenses	(3,417)	(5,795)	(1,443)	(3,066)
General and administrative expenses	(6,453)	(7,055)	(3,184)	(3,539)
	(410,834)	(421,826)	(210,851)	(215,123)
Other operational	(3,416)	(4,336)	(1,674)	(2,038)
	(414,250)	(426,162)	(212,525)	(217,161)

(1)	- The cost of production includes PIS and COFINS credits on lease agreements on June 30, 2021, in the amount of R$2,752 (R$2,626 on June 30,2020) in the consolidated and R$401 (R$1,015 on June 30, 2020) in the parent company.

(2)	They mainly refer to the depreciation of investment properties, paralyzed equipment and amortization of the SWT Client Portfolio, see note 25.

25.	OTHER OPERATING INCOME AND EXPENSES

	Consolidated
	Six months ended		Three months ended
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Other operating income
Receivables by indemnity	1,716	239,862	951	238,706
Rentals and leases	6,606	4,781	3,323	2,319
Dividends received	2	2,959	2	2,959
PIS, COFINS and INSS to compensate (1)		120,452		32,062
Contractual fines	905	3,507	140	1,491
Updated shares – Fair value through profit or loss (Note 14 II)	160,100	4,338	129,096	4,545
Net gain in shares sale (note 10 d) (2)	2,472,497
Other revenues	54,371	31,058	2,453	22,186
	2,696,197	406,957	135,965	304,268
	-	-	-	-
Other operating expenses
Taxes and fees	(41,714)	(34,619)	(5,603)	(29,315)
Expenses with environmental liabilities, net	(660)	(20,711)	(818)	(4,789)
Write-off/(Provision) of judicial lawsuits	7,299	(1,298)	(1,324)	5,859
Depreciation of investment property, equipment paralyzed and amortization of intangible assets (note 24)	(51,344)	(44,432)	(24,500)	(23,320)
Write- off of PPE, intagible assests and investment property (note 11)	(42,442)	(2,329)	259	(929)
Estimated (Loss)/reversal in inventories	(93,818)	(115,124)	(30,340)	(94,773)
Idleness in stocks and paralyzed equipment (3)		(259,216)		(56,976)
Studies and project engineering expenses	(31,850)	(9,620)	(19,749)	(4,545)
Research and development expenses	(160)	(352)	(106)	(155)
Healthcare plan expenses	(64,212)	(56,229)	(35,296)	(27,400)
Cash flow hedge accounting realized (note 14) (4)	(589,728)	(1,139,681)	(278,918)	(774,863)
Other expenses	(202,834)	(180,375)	(140,956)	(83,856)
	(1,111,463)	(1,863,986)	(537,351)	(1,095,062)
Other operating income (expenses), net	1,584,734	(1,457,029)	(401,386)	(790,794)

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	Parent Company
	Six months ended		Three months ended
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Other operating income
Receivables by indemnity	1,710	239,606	954	238,623
Rentals and leases	6,379	4,574	3,209	2,181
Dividends received		2,647		2,647
PIS, COFINS and INSS to compensate (1)		97,154		32,062
Contractual fines	462	2,371	2	961
Updated shares – Fair value through profit or loss (Note 14 II)	160,100	4,338	129,096	4,545
Net gain in shares sale (note 10 d) (2)	2,472,497
Other revenues	23,954	14,137	264	8,961
	2,665,102	364,827	133,525	289,980

Other operating expenses
Taxes and fees	(36,355)	(28,198)	(2,006)	(25,805)
Expenses with environmental liabilities, net	(490)	944	(583)	3,153
Write-off/(Provision) of judicial lawsuits	11,625	(8,690)	1,003	(12,144)
Depreciation of investment property, equipment paralyzed and amortization of intangible assets (note 24)	(3,416)	(4,336)	(1,674)	(2,038)
Write- off of PPE, intagible assests and investment property (note 11)	(17,072)	(455)		(455)
Estimated (Loss)/reversal in inventories	(46,029)	(38,787)	(11,271)	(32,973)
Idleness in stocks and paralyzed equipment (3)		(48,098)		(11,055)
Studies and project engineering expenses	(8,259)	(7,363)	(4,681)	(3,523)
Research and development expenses	(160)	(352)	(106)	(155)
Healthcare plan expenses	(63,747)	(55,964)	(35,136)	(27,271)
Cash flow hedge accounting realized (note 14) (4)	(252,250)	(1,139,681)		(774,863)
Other expenses	(138,645)	(156,963)	(106,697)	(66,176)
	(554,798)	(1,487,943)	(161,151)	(953,305)
Other operating income (expenses), net	2,110,304	(1,123,116)	(27,626)	(663,325)

1.	In 2020, consist of the recovery of INSS credit on benefits granted to employees that should not be considered in the contribution calculation basis.

2.	Refers to the public offering of shares of CSN Mineração S.A. (see note 10.d).

3.	In 2020 refers to the idle capacity arisen from production volumes lower than normal it was generated from the refurbishment of the blast furnace No.3 and in the iron ore mining operation due to delays in the release of environmental licenses, which postponed the start of new ore mining fronts, as well as new dry tailing processes still in ramp-up stage.

4.	These are the effects of the Exchange cash flow hedge (R$252,250) and cash flow hedge of the Platts index (R$337,478), totaling in the Consolidated (R$589,728) and (R$252,250) in the Parent Company, see note 14..

26.	FINANCIAL INCOME (EXPENSES)

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Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

	Consolidated
	Six months ended		Three months ended
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Financial income
Related parties (note 21 a)	30,867	30,739	19,130	12,920
Income from financial investments	105,288	30,057	70,643	14,269
Updated shares – Fair value through profit or loss (Note 14 II)	1,161,259		648,765
Other income	79,926	461,005	53,217	429,481
	1,377,340	521,801	791,755	456,670
Financial expenses
Borrowings and financing - foreign currency (note 13)	(807,939)	(776,857)	(386,927)	(428,745)
Borrowings and financing - local currency (note 13)	(154,919)	(253,452)	(89,651)	(107,183)
Related parties	(6,035)		(3,018)
Lease liabilities	(27,339)	(24,349)	(13,545)	(12,249)
Capitalised interest (notes 11 and 29)	36,833	47,295	21,700	23,905
Interest and fines	(63,049)	(50,547)	(27,266)	(26,827)
(-) Adjustment present value of trade payables	(116,080)		(57,490)
Commission, bank fees, Guarantee and bank fees	(77,381)	(82,675)	(33,136)	(52,377)
PIS/COFINS over financial income	(35,799)	(31,104)	(28,728)	(24,871)
Updated shares – Fair value through profit or loss (Note 14 II)		(439,702)		522,652
Other financial expenses	(279,832)	(173,933)	(182,715)	(48,478)
	(1,531,540)	(1,785,324)	(800,776)	(154,173)
Others financial items, net
Foreign exchange and monetary variation, net	(455,707)	468,778	(402,441)	7,708
Gains and (losses) on exchange derivatives (*)	69,349	(121,536)	72,411	(25,348)
	(386,358)	347,242	(330,030)	(17,640)
	(1,917,898)	(1,438,082)	(1,130,806)	(171,813)

Financial income (expenses), net	(540,558)	(916,281)	(339,051)	284,857

(*) Statement of gains and (losses) on derivative transactions (note 14)
Dollar - to - real NDF	37,322		30,564
Exchange rate swap Dollar x Euro	13,433	231	(4,191)	(2,526)
Exchange rate swap GBP x Euro		(602)		(770)
Exchange rate swap CDI x Dollar	18,594	(121,165)	46,038	(22,052)
	69,349	(121,536)	72,411	(25,348)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

	Parent Company
	Six months ended		Three months ended
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Financial income
Related parties (note 21 a)	71,113	32,227	51,671	13,973
Income from financial investments	70,124	19,611	43,733	11,078
Updated shares – Fair value through profit or loss (Note 14 II)	1,161,259		648,765
Other income	73,607	453,848	52,596	427,259
	1,376,103	505,686	796,765	452,310
Financial expenses
Borrowings and financing - foreign currency (note 13)	(59,548)	(122,772)	(23,405)	(65,344)
Borrowings and financing - local currency (note 13)	(138,641)	(223,308)	(79,873)	(94,256)
Related parties(notes 13 and 21 a)	(174,986)	(211,817)	(72,156)	(114,035)
Lease liabilities	(1,103)	(1,722)	(443)	(831)
Capitalised interest (notes 11 and 29)	13,917	14,857	7,053	7,577
Interest and fines	(38,125)	(39,341)	(22,900)	(19,868)
(-) Adjustment present value of trade payables	(86,631)		(44,188)
Commission, bank fees, Guarantee and bank fees	(64,071)	(73,044)	(26,533)	(45,712)
PIS/COFINS over financial income	(29,064)	(24,788)	(27,382)	(21,357)
Updated shares – Fair value through profit or loss (Note 14 II)		(439,702)		522,652
Other financial expenses	(100,402)	(46,644)	(46,973)	(1,543)
	(678,654)	(1,168,281)	(336,800)	167,283
Others financial items, net
Foreign exchange and monetary variation, net	(177,795)	1,204,473	(377,243)	174,344
Gains and (losses) on exchange derivatives (*)	18,594	(121,165)	46,038	(22,052)
	(159,201)	1,083,308	(331,205)	152,292

Financial income (expenses), net	538,248	420,713	128,760	771,885

(*) Statement of gains and (losses) on derivative transactions (note 12)
Exchange rate swap CDI x Dollar	18,594	(121,165)	46,038	(22,052)
	18,594	(121,165)	46,038	(22,052)

27.	SEGMENT INFORMATION

The financial information related to the business segments did not change in relation was disclosed in the Company's financial statements on December 31, 2020. Therefore, Management decided not to repeat it in this condensed interim financial information.

•	Results by segment

For the purpose of preparing and presenting the information by business segment, Management decided to maintain the proportional consolidation of the joint ventures as historically presented. For purposes of reconciliation of the consolidated result, the amounts recorded by these companies are not included in the "Corporate expenses/elimination" column.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

	Six months ended
								06/30/2021
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.)	2,597,975	17,334,911					(2,432,422)
Net revenues
Domestic market	10,926,008	1,695,650	155,538	887,313	109,688	620,201	(2,636,802)	11,757,596
Foreign market	3,891,005	11,142,634					513,666	15,547,305
Cost of sales and services (note 24)	(10,249,398)	(4,153,621)	(107,501)	(598,583)	(69,567)	(395,355)	2,284,149	(13,289,876)
Gross profit	4,567,615	8,684,663	48,037	288,730	40,121	224,846	161,013	14,015,025
General and administrative expenses (note 24)	(532,702)	(195,384)	(19,633)	(59,140)	(15,043)	(57,896)	(502,885)	(1,382,683)
Other operating (income) expenses, net (note 25)	(308,934)	(457,702)	(2,759)	(11,340)	(940)	(24,902)	2,391,311	1,584,734
Equity in results of affiliated companies (note 10)							68,566	68,566
Operating result before Financial Income and Taxes	3,725,979	8,031,577	25,645	218,250	24,138	142,048	2,118,005	14,285,642

Sales by geographic area
Asia		9,658,580					513,666	10,172,246
North America	712,647							712,647
Latin America	275,683							275,683
Europe	2,902,675	1,484,054						4,386,729
Foreign market	3,891,005	11,142,634					513,666	15,547,305
Domestic market	10,926,008	1,695,650	155,538	887,313	109,688	620,201	(2,636,802)	11,757,596
Total	14,817,013	12,838,284	155,538	887,313	109,688	620,201	(2,123,136)	27,304,901

	Three months ended
								06/30/2021
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.)	1,281,037	9,109,982					(1,168,367)
Net revenues
Domestic market	6,049,789	903,904	72,022	486,723	55,407	342,778	(1,415,431)	6,495,192
Foreign market	2,094,350	6,453,413					348,618	8,896,381
Cost of sales and services	(5,451,608)	(2,312,362)	(51,961)	(311,840)	(34,628)	(203,908)	1,255,215	(7,111,092)
Gross profit	2,692,531	5,044,955	20,061	174,883	20,779	138,870	188,402	8,280,481
General and administrative expenses	(249,921)	(141,296)	(11,457)	(30,638)	(7,531)	(33,041)	(351,750)	(825,634)
Other operating (income) expenses, net (note 25)	(173,663)	(339,789)	(1,320)	8,336	(561)	(11,641)	117,252	(401,386)
Equity in results of affiliated companies (note 10)							55,122	55,122
Operating result before Financial Income and Taxes	2,268,947	4,563,870	7,284	152,581	12,687	94,188	9,026	7,108,583

Sales by geographic area
Asia		5,659,557					348,618	6,008,175
North America	406,417							406,417
Latin America	157,290							157,290
Europe	1,530,643	793,856						2,324,499
Foreign market	2,094,350	6,453,413					348,618	8,896,381
Domestic market	6,049,789	903,904	72,022	486,723	55,407	342,778	(1,415,431)	6,495,192
Total	8,144,139	7,357,317	72,022	486,723	55,407	342,778	(1,066,813)	15,391,573

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

	Six months ended
								06/30/2020
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.)	2,142,913	13,352,360					(2,169,726)
Net revenues
Domestic market	4,634,905	608,950	149,172	664,323	79,774	317,893	(1,359,013)	5,096,004
Foreign market	2,346,732	3,724,866					387,734	6,459,332
Cost of sales and services (note 24)	(6,346,699)	(2,190,095)	(100,610)	(530,646)	(62,436)	(305,955)	1,140,669	(8,395,772)
Gross profit	634,938	2,143,721	48,562	133,677	17,338	11,938	169,390	3,159,564
General and administrative expenses (note 24)	(442,164)	(90,316)	(18,706)	(53,065)	(15,085)	(43,801)	(373,742)	(1,036,879)
Other operating (income) expenses, net (note 25)	(106,759)	(271,098)	(2,841)	(11,839)	(732)	(11,461)	(1,052,299)	(1,457,029)
Equity in results of affiliated companies (note 10)							(16,754)	(16,754)
Operating result before Financial Income and Taxes	86,015	1,782,307	27,015	68,773	1,521	(43,324)	(1,273,405)	648,902

Sales by geographic area
Asia		3,318,582					387,734	3,706,316
North America	497,433							497,433
Latin America	79,446							79,446
Europe	1,766,845	406,284						2,173,129
Others	3,008							3,008
Foreign market	2,346,732	3,724,866					387,734	6,459,332
Domestic market	4,634,905	608,950	149,172	664,323	79,774	317,893	(1,359,013)	5,096,004
Total	6,981,637	4,333,816	149,172	664,323	79,774	317,893	(971,279)	11,555,336

	Three months ended
								06/30/2020
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.)	1,003,247	7,742,862					(1,083,775)
Net revenues
Domestic market	2,123,707	345,499	74,633	381,989	37,746	172,230	(777,744)	2,358,060
Foreign market	1,315,973	2,342,510					204,140	3,862,623
Cost of sales and services	(3,109,289)	(1,367,285)	(51,357)	(260,154)	(33,086)	(160,887)	603,993	(4,378,065)
Gross profit	330,391	1,320,724	23,276	121,835	4,660	11,343	30,389	1,842,618
General and administrative expenses	(227,826)	(43,941)	(8,949)	(27,555)	(7,362)	(20,889)	(190,387)	(526,909)
Other operating (income) expenses, net (note 25)	6,850	(87,263)	(1,129)	(5,084)	(359)	(6,041)	(697,768)	(790,794)
Equity in results of affiliated companies (note 10)							28,354	28,354
Operating result before Financial Income and Taxes	109,415	1,189,520	13,198	89,196	(3,061)	(15,587)	(829,412)	553,269

Sales by geographic area
Asia		2,039,404					204,140	2,243,544
North America	334,977							334,977
Latin America	44,531							44,531
Europe	933,645	303,106						1,236,751
Others	2,820							2,820
Foreign market	1,315,973	2,342,510					204,140	3,862,623
Domestic market	2,123,707	345,499	74,633	381,989	37,746	172,230	(777,744)	2,358,060
Total	3,439,680	2,688,009	74,633	381,989	37,746	172,230	(573,604)	6,220,683

28.	INSURANCE

In order to adequately mitigate risks and in view of the nature of its operations, the Company and its Subsidiaries contract several different types of insurance policy. The policies are taken out in line with the Risk Management policy and are similar to the insurance taken out by other companies in the same industry in which CSN and its subsidiaries operate. The coverage of these policies includes: National Transport, International Transport, Life and Personal Accident Insurance, Health, Vehicle Fleet, D&O (Administrators Liability Insurance), General Liability, Engineering Risks, Named Risks, Export Credit, Insurance Warranty and Civil Liability Port Operator.

In 2021, after negotiations with insurers and reinsurers in Brazil and abroad, an Operational Risk Insurance Policy for Property Damage and Business Interruption was issued, effective from June 30, 2021 to June 30, 2022. Under the policy, the Maximum Indemnity Limit is US$ 600 million and the deductible is US $ 385 million for material damages and 45 days for loss of profits, covering the following units and subsidiaries of the Company: Usina Presidente Vargas, CSN Mineração SA and Sepetiba Tecon.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

The risk assumptions adopted, given their nature, are not part of the scope of an audit of the financial statements, and consequently were not examined by our independent auditors.

29.	ADDITIONAL INFORMATION TO CASH FLOWS

The following table presents additional information on transactions related to the statement of cash flows:

	Consolidated		Parent Company
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Income tax and social contribution paid	1,651,414	232,581
Addition to PP&E with interest capitalization (notes 11 and 26)	36,833	47,295	13,917	14,857
Remeasurement and addition – Right of use (note 11 a)	63,546	25,988	(1,158)	1,972
Addition to PP&E without adding cash	61,863
Capitalization in subsidiaries without cash		2,145		55,662
Addition to investment property without cash effect		61,597		61,597
	1,813,656	369,606	12,759	134,088

30.	COMPREHENSIVE INCOME STATEMENT

	Consolidated
	Six months ended		Three months ended
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Profit/(Loss) for the period	11,209,973	(865,809)	5,512,660	445,900

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes	55	63	32	30
	55	63	32	30

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the year	(192,468)	513,453	(278,587)	133,411
(Loss)/gain on the percentage change in investments		4,612		4,612.00
(Loss)/gain on hedge of net investment in foreign operations.		1,469
(Loss)/gain cash flow hedge, net of taxes	696,150	(6,664,932)	2,615,279	(1,274,889)
Cash flow hedge reclassified to income upon realization, net of taxes	252,250	1,139,681		774,863
Cash flow hedge accounting - "Platts" reclassified to income upon realization, net of taxes	222,735		184,085
(Loss)/gain cash flow hedge accounting–“Platts”	(195,613)		(157,508)
	783,054	(5,005,717)	2,363,269	(362,003)

	783,109	(5,005,654)	2,363,301	(361,973)

Comprehensive income for the year	11,993,082	(5,871,463)	7,875,961	83,927

Attributable to:
Controlling shareholders	10,983,039	(6,021,329)	7,323,287	(16,795)
Earnings attributable to the non-controlling interests	1,010,043	149,866	552,674	100,722
	11,993,082	(5,871,463)	7,875,961	83,927

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

	Parent Company
	Six months ended		Three months ended
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Profit/(Loss) for the period	10,205,786	(1,015,673)	4,965,771	345,178

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes	49	61	29	30
	49	61	29	30

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the year	(192,468)	513,453	(278,587)	133,411
(Loss)/gain on the percentage change in investments		4,612		4,612
(Loss)/ gain in cash flow hedge from investments in subsidiaries		1,469
(Loss)/gain cash flow hedge, net of taxes	696,150	(6,664,932)	2,615,279	(1,274,889)
Cash flow hedge reclassified to income upon realization, net of taxes	252,250	1,139,681		774,863
(Loss)/gain cash flow hedge accounting–“Platts”in subsidiaries, net of taxes	21,272		20,795
	777,204	(5,005,717)	2,357,487	(362,003)

	777,253	(5,005,656)	2,357,516	(361,973)

Comprehensive income for the year	10,983,039	(6,021,329)	7,323,287	(16,795)

31.	SUBSEQUENT EVENTS

•	Parent company

•	Anticipated redemption - Notes

On July 12, 2021 the Company repurchased debt securities in the foreign market ("Notes") ("Tender Offer") issued by the subsidiary CSN Resources S.A. in the amount of US$504 million in principal, early redeeming the residual of the Notes due in 2023.

On July 27, 2021, a Board of Directors' meeting approved the realization of a total optional early redemption of 7.00% guaranteed perpetual notes, of its foreign subsidiary CSN Islands XII S.A., outstanding in the international market, with a total amount of US$ 1,000 million. The Notes will be redeemed on September 23, 2021.

•	Dividends

On July 27, 2021, the Company approved, in a Board of Directors Meeting, the distribution of dividends in the amount of R$1,750 million wil be paid on August 10, 2021.

•	CSN Mineração

•	Issuance of debentures

On July 15, 2021, the subsidiary CSN Mineração, approved its first issue of simple debentures, not convertible into shares, unsecured, in up to two (2) series, in the total amount of R$1.0 billion, which will be subject to a public offering, with restricted placement efforts. The maturity of the debentures will be 10 years for the first series and 15 years for the second series, adjusted according to the IPCA index. The remuneration of the debentures will be defined after the conclusion of the offer.

•	Dividends

On July 27, 2021, the subsidiary CSN Mineração approved, in a Board of Directors Meeting, the distribution of dividends in the amount of R$1,848 million wil be paid until August 31, 2021.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Quarterly Financial Information – June 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

Independent Auditor’s Report on the Financial Information

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

To the Shareholders, Directors and Management of

Companhia Siderúrgica Nacional

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Siderúrgica Nacional (“Company”), included in the Interim Financial Information Form (ITR) for the quarter ended June 30, 2021, which comprises the balance sheet as of June 30, 2021 and the related statement of profit and loss and statement of comprehensive income (loss) for the three and six-month periods then ended, and the changes in equity and statement of cash flows for the six-month period then ended, including a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Technical Pronouncement NBC TG 21 (R1) - Interim Financial Reporting and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (Iasb), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Interim Financial Information Form (ITR) referred to above is not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Emphasis of matter

Ability of the jointly-controlled subsidiary Transnordestina Logística S.A. to continue as a going concern

We draw attention to note 10.f) to the interim financial information, which describes the percentage of completion of the new railway network by the jointly-controlled subsidiary Transnordestina Logística S.A. (TLSA), currently under construction and originally scheduled to be completed by January 2017, is currently being revised and discussed by the relevant regulatory bodies. The completion of the work under the project (and consequent start of operations) is contingent upon receiving ongoing financial contribution from TLSA´s shareholders and third parties. These events and conditions, together with other issues described in note 10.f) to the interim financial information, indicate the existence of significant uncertainty that may raise significant doubt as to TLSA´s ability to continue as a going concern. Our conclusion is not qualified regarding this matter.

Other matters

Interim statement of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the period of six months ended June 30, 2021, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information in the order to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

São Paulo, July 27, 2021

Nelson Fernandes Barreto Filho

CT CRC 1SP-151.079/O-0

Grant Thornton Auditores Independentes

CRC 2SP-025.583/O-1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 12, 2021

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.